EXHIBIT 2.1

EXECUTION COPY

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

Cinedigm Entertainment Holdings, LLC

and

Gaiam Americas, Inc.

Dated as of October 17, 2013

Page

ARTICLE 1	DEFINITIONS	1

1.01	Definitions	1

ARTICLE 2	PURCHASE AND SALE	9

2.01	Purchase and Sale of Purchased Interests	9
2.02	Purchase Price	9
2.03	Working Capital Calculations	9
2.04	Closing Working Capital Disagreement Procedures	10
2.05	Holdback Accounts Receivable	11
2.06	Payment Obligation Default	11

ARTICLE 3	SIGNING AND CLOSING	11

3.01	Deliveries at Signing	11
3.02	Closing Date	13
3.03	Deliveries at Closing	13
3.04	Conditions to Obligations of Each Party to Effect the Contemplated Transactions	13
3.05	Conditions to Purchaser’s Obligations	13
3.06	Conditions to Seller’s Obligations	14
3.07	Termination; Survival; Liquidated Damages	15

ARTICLE 4	REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND GAIAM	17

4.01	Organization and Good Standing	17
4.02	Authority; Execution and Delivery; Enforceability	17
4.03	Title to Purchased Interests	17
4.04	Judgments	17
4.05	Investment Intention	17

ARTICLE 5	REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLER AND THE COMPANIES	18

5.01	Organization and Standing	18
5.02	Capitalization	18
5.03	Authority; Execution and Delivery; Enforceability	18
5.04	Noncontravention; No Conflict	19
5.05	Financial Statements	20
5.06	No Undisclosed Liabilities	20
5.07	Absence of Certain Changes or Events	20
5.08	Certain Assets	22
5.09	Real Property	22
5.10	Intellectual Property	22
5.11	Material Contracts	23
5.12	Insurance	24
5.13	Related Party Transactions	24
5.14	Taxes	24
5.15	Proceedings; Judgments	25
5.16	Employees	25
5.17	Compliance with Applicable Laws	26
5.18	Brokers	26

i

Page

5.19	Environmental Matters	26
5.20	Sufficiency of Assets	27
5.21	Powers of Attorneys	27
5.22	Officers, Directors and Managers; Bank Accounts	27
5.23	Receivables, Advances and Participations	27
5.24	Certain Contracts	27
5.25	Guaranties	28
5.26	No Claims	28

ARTICLE 6	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND CINEDIGM	28

6.01	Organization and Standing	28
6.02	Authority; Execution and Delivery; Enforceability	28
6.03	Noncontravention	28
6.04	Financing Agreements	28
6.05	Judgments	29
6.06	Non-Reliance of Purchaser	29
6.07	Brokers	29
6.08	Investment Intention	29

ARTICLE 7	COVENANTS	30

7.01	Access to Information	30
7.02	Publicity; Confidentiality	30
7.03	Employees	30
7.04	PNC Credit Agreement	31
7.05	Tax Matters	31
7.06	Allocation	33
7.07	Gaiam Names Following Closing	34
7.08	Non-Solicitation and Non-Compete	34
7.09	Right of First Offer	35
7.10	Litigation Support	35
7.11	Cooperation	35
7.12	Access	35
7.13	Conduct of Business	36
7.14	Transfer of Necessary Assets; Assignment of Contracts	37
7.15	Escrow Account; PNC Deposit Accounts	37

ARTICLE 8	INDEMNIFICATION AND RELATED MATTERS	38

8.01	Indemnification by Seller	38
8.02	Indemnification by Purchaser	39
8.03	Expiration of Representations and Warranties and Covenants	39
8.04	Indemnification Limitations	39
8.05	No Liability of Representatives	40
8.06	Indemnification Claims	40
8.07	Defense of Third Party Claims	41
8.08	Subrogation	41
8.09	Exclusive Remedy; Covenant not to Sue	42
8.10	Characterization of Indemnification Payment	42
8.11	Active Indemnification Disputes	42

ii

Page

ARTICLE 9	GENERAL PROVISIONS	42

9.01	Disclosure Schedule	42
9.02	Assignment	42
9.03	Notices	43
9.04	Counterparts	44
9.05	Entire Agreement	44
9.06	Amendments	44
9.07	Severability	44
9.08	Governing Law; Mediation; Arbitration	44
9.09	Waiver of Jury Trial	45
9.10	Attorney’s Fees	45
9.11	Specific Performance and Injunctive Relief	45
9.12	Guarantees	45
9.13	Waiver	46
9.14	Time of Essence	46
9.15	Further Assurances	46
9.16	Exclusivity	46
9.17	Fees	46
9.18	Attorney-Client Privilege	46
9.19	Construction	47

iii

SCHEDULES AND EXHIBITS

Schedules
Schedule 1.01	Financing Agreements
Schedule 2.02(c)(i)	Holdback Accounts Receivable
Schedule 2.02(c)(ii)	Advance Agreement
Schedule 2.03	Working Capital
Schedule 3.01(a)(v)	Letters of Credit
Schedule 3.01(b)(viii)	Material Consents
Schedule 3.01(b)(x)	Vendor Assignments
Schedule 3.01(b)(xi)	Certain Contracts
Schedule 6.07	Purchaser's Broker
Schedule 7.03(e)	Employment Agreement Assignments

Disclosure Schedule

Section 5.01	Organization and Standing
Section 5.04(b)	Consents
Section 5.05(a)	Financial Statements
Section 5.05(b)	Financial Statements Exceptions
Section 5.07	Certain Changes or Events
Section 5.08	Liens
Section 5.09	Real Property
Section 5.10(a)	Intellectual Property
Section 5.10(b)	Intellectual Property Exceptions
Section 5.11(a)	Material Contracts
Section 5.11(b)	Defaults
Section 5.11(d)	Other Indebtedness
Section 5.12	Insurance
Section 5.13	Related Party Transactions
Section 5.15	Proceedings; Judgments
Section 5.16	Employees
Section 5.18	Brokers
Section 5.20	Sufficiency of Assets
Section 5.22	Officers, Directors and Managers; Bank Accounts
Section 5.23	Accounts Receivable
Section 5.24	Certain Contracts

Exhibits
Exhibit A	Contribution Agreement
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Membership Interest Transfer Agreement
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Cash Allocation Agreement

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated as of October 17, 2013 (the “Effective Date”), is by and between (i) Cinedigm Entertainment Holdings, LLC, a Delaware limited liability company (“Purchaser”);  (ii) Gaiam Americas, Inc., a Colorado corporation (“Seller”); and (iii) solely for purposes of Article 2, Article 8 and Article 9, Gaiam, Inc., a Colorado corporation (“Gaiam”), and Cinedigm Corp., a Delaware corporation (“Cinedigm”).  Each of Purchaser and Seller are sometimes referred to herein as a “Party,” and both of them are sometimes referred to herein as the “Parties.”

Recitals

A.           Seller operates a business referred to herein as the Entertainment Media Business.

B.           Seller owns all of the issued and outstanding equity of GVE Newco, LLC, a Delaware limited liability company (“Media Co”), and VE Newco, LLC, a Delaware limited liability company (“VE Newco,” and together with Media Co, each a “Company” and together, the “Companies”).

C.           A portion of the Entertainment Media Business is conducted through VE Newco which was acquired by Seller in March of 2012.

D.           On or prior to the Closing Date, Seller and VE Newco shall contribute all of the assets constituting the Entertainment Media Business to Media Co, pursuant to the Contribution Agreement, a copy of which is attached hereto as Exhibit A (the “Contribution Agreement”).

E.           Purchaser desires to purchase and Seller desires to sell all of the equity of Media Co (collectively, the “Purchased Interests”) and thereby the Entertainment Media Business upon the terms and subject to the conditions set forth in this Agreement.

F.           As further inducement for the Parties to enter into this Agreement, Gaiam and Cinedigm desire to guarantee certain obligations of the Parties.

Agreement

The Parties, intending to be legally bound, agree as follows:

ARTICLE 1

Definitions

1.01           Definitions.  Capitalized terms and other terms used in this Agreement have the following respective meanings:

“Accounting Firm” has the meaning set forth in Section 2.04(c).

“Acquired Employees” means those employees set forth on Schedule 5.16.

“Advances” means a prepayment of royalties, net proceeds or other contingent earnings.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this Agreement, (i) Jirka Rysavy shall not be deemed an Affiliate of Seller or its Affiliates

(except in the case of the use of the term Affiliate in Section 5.13 and Section 7.09), and (ii) Seller shall not be deemed an Affiliate as of and after the Closing.

“Agreement” has the meaning set forth in the opening paragraph of this Agreement.

“Allocation Schedule” has the meaning set forth in Section7.06.

“Applicable Law” means, with respect to any Person, any federal, state, local, municipal, foreign or other law, statute, regulation, legislation or constitution, enacted, adopted, approved, promulgated, made, implemented or otherwise put into effect, by any Governmental Entity that applies to such Person, its business and its properties.

“Assets” shall have the meaning set forth in the Contribution Agreement.

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks in Denver, Colorado generally are required or authorized to be closed for business.

“Cash Allocation Agreement” mean that certain Cash Allocation Agreement by and between Purchaser and Seller the form of which is attached hereto as Exhibit E.

“Cinedigm” has the meanings set forth in the opening paragraph of this Agreement.

“Cinedigm Material Adverse Effect” means any circumstance, occurrence, fact, change, event or effect that, individually or in the aggregate with any such other circumstances, occurrences, facts, changes, events or effects, has been or would reasonably be expected to have a material adverse effect upon (a) the ability of Purchaser to consummate the transactions contemplated hereby or (b) the assets, liabilities, business, condition (financial or otherwise) or results of operations of Cinedigm, in each case other than any circumstance, occurrence, fact, change, event or effect arising from or relating to (i) general business, economic, political, social, legal or regulatory conditions in the United States, (ii) the industries in which Cinedigm operates in general and not specifically arising from or relating to Cinedigm, (iii) financial, banking or securities markets (including any disruption thereof), (iv) changes in GAAP, (v) natural disasters or the outbreak of hostilities, terrorist attack (whether against a nation or otherwise) or war, (vi) the performance or consummation of any of the transactions contemplated by this Agreement, or (vii) the expiration of any contract in accordance with its terms; provided that such event, change or action does not affect Cinedigm in a substantially disproportionate manner.

“Claim Expiration Date” has the meaning set forth in Section 8.03(c).

“Claim Notice” has the meaning set forth in Section 8.06.

“Claimant” has the meaning set forth in Section 8.06.

“Closing” has the meaning set forth in Section 3.02.

“Closing Balance Sheet” has the meaning set forth in Section 2.03.

“Closing Cash Payment” has the meaning set forth in Section 2.02(a).

“Closing Date” has the meaning set forth in Section 3.02.

“Closing Material Consents” has the meaning set forth in Section 3.01(b)(viii).

“Closing Stock Payment” has the meaning set forth in Section 2.02(b).

“Closing Working Capital” has the meaning set forth in Section 2.03.

“Closing Working Capital Statement” has the meaning set forth in Section 2.03.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Collateral Agreements” means the documents, instruments, certificates and agreements executed in connection with this Agreement, including the Membership Interest Transfer Agreement, Contribution Agreement, Transition Services Agreement, Escrow Agreement and Cash Allocation Agreement.

“Company” and “Companies” have the meanings set forth in the Recitals; provided that for purposes of the representations and warranties set forth in Sections 5.05 through 5.26, references to a Company or the Companies shall be deemed to be a reference to the Seller and its Affiliates (including without limitation the Companies) in regard to the operation of the Entertainment Media Business, whether before or after the consummation of the transactions contemplated by the Contribution Agreement.

“Company Material Adverse Effect” means any circumstance, occurrence, fact, change, event or effect that, individually or in the aggregate with any such other circumstances, occurrences, facts, changes, events or effects, has been or would reasonably be expected to have a material adverse effect upon (a) the ability of Seller to consummate the transactions contemplated hereby or (b) the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Companies taken as a whole or the Seller in regard to the Entertainment Media Business, in each case other than any circumstance, occurrence, fact, change, event or effect arising from or relating to (i) general business, economic, political, social, legal or regulatory conditions in the United States, (ii) the industries in which the Companies or the Seller in regard to the Entertainment Media Business operate in general and not specifically arising from or relating to the Companies or the Seller in regard to the Entertainment Media Business, (iii) financial, banking or securities markets (including any disruption thereof), (iv) changes in GAAP, (v) natural disasters or the outbreak of hostilities, terrorist attack (whether against a nation or otherwise) or war, (vi) the performance or consummation of any of the transactions contemplated by this Agreement, or (vii) the expiration of any contract in accordance with its terms; provided that such event, change or action does not affect Seller in regard to the Entertainment Media Business or the Companies taken as a whole in a substantially disproportionate manner.

“Company Plans” means all material “employee benefit plan” (within the meaning of Section 3(3) of ERISA) which the Companies sponsor or maintain, or to which the Companies contribute or are obligated to contribute, or which covers the Companies’ employees or former employees and for which the Companies have or may have any liability.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement dated as of November 7, 2012, between Purchaser and Seller.

“Consent” means any consent, approval, license, Permit, order or authorization.

“Contemplated Transactions” means Purchaser’s acquisition of the Purchased Interests and all other transactions contemplated by this Agreement and the Collateral Agreements.

“Content Contracts” has the meaning ascribed thereto in the Contribution Agreement.

“Contract” means, any written or oral agreement, contract, lease, consensual obligation, promise, commitment, or undertaking, other than a Permit.

“Contribution Agreement” has the meaning set forth in the Recitals.

“Damages” means any and all costs, losses, Taxes, liabilities, obligations, damages, lawsuits, deficiencies, claims, demands and expenses (whether or not arising out of Third Party Claims, but excluding in-house counsel and other expenses of internal personnel), including, without limitation, reasonable fees of outside counsel and amounts paid in investigation, defense or settlement of any of the foregoing.

“Default” means a material default under a Contract, which has not been excused or waived and which continues after any applicable grace or notice period.

“Default Interest” has the meaning set forth in Section 2.06.

“Disclosure Schedule” has the meaning set forth in the introduction to Article 4.

“Effective Date” has the meanings set forth in the opening paragraph of this Agreement.

“Employment Agreement” has the meaning set forth in Section 5.16.

“Employment Agreement Assignments” has the meaning set forth in Section 7.03(e).

“Entertainment Media Business” has the meaning set forth in the Contribution Agreement.

“Entity” means any corporation, partnership, joint venture, limited liability company, professional association, trust or other entity.

“ERISA” means Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder, as amended.

“ERISA Affiliate” means any Entity that, together with any specified Person, would be treated as a single employer under Section 414 of the Code.

"Escrow Account" has the meaning set forth in Section 7.15.

“Escrow Agreement” mean that certain Escrow Agreement by and between Purchaser and Seller, and Société Générale the form of which is attached hereto as Exhibit D.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

 “Financial Statements” has the meaning set forth in Section 5.05(a).

“Financing Agreements” means documents and agreements set forth on Schedule 1.01 hereto.

“GAAP” means United States generally accepted accounting principles.

“Gaiam” has the meanings set forth in the opening paragraph of this Agreement.

“GHLB Matter” shall have the meaning set forth in Section 5.15 of the Disclosure Schedules.

“Governmental Entity” means any federal, state, local or foreign government or any court of competent jurisdiction, administrative or regulatory body, agency, bureau, or commission or other governmental authority or instrumentality in any domestic or foreign jurisdiction, and any appropriate division of any of the foregoing.

“Historical Accounting Methodologies” has the meaning set forth in Section 2.04(a).

“Holdback Accounts Receivable” means the accounts receivable set forth on Schedule 2.02(c)(i).

“Indebtedness” of any Person means, without duplication, all outstanding indebtedness of such Person for borrowed money or to pay the deferred purchase price of property or services (in each case, other than trade payables incurred in the ordinary course of business of such Person) and capital leases and any other liability regarded as debt under GAAP.

“Indemnifying Party” has the meaning set forth in Section 8.07.

“Indemnitee” has the meaning set forth in Section 8.07.

“Intellectual Property” means any patents, copyrights (published or unpublished), trademarks or service marks (registered or unregistered), applications for any of the foregoing, or trade names, trade dress, corporate names, Internet domain names, logos, trade secrets, inventions, discoveries, software, customer lists, technical information, processes, plans, drawings, blueprints, techniques or know-how, all other proprietary rights and all physical embodiments and copies thereof, in each case that are used by the Companies in connection with the Entertainment Media Business.

“Judgment” means any order, judgment, injunction, edict, decree, ruling, pronouncement,  decision, opinion, verdict, sentence, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any Governmental Entity.

“Knowledge Group” means each of Jirka Rysavy, Lynn Powers, Steve Thomas, John Jackson,  Bill Sondheim and Jonathan Lieberman.

“Knowledge of Seller” and other phrases of like substance mean the knowledge the individuals comprising the Knowledge Group would have after reasonable due diligence in light of the circumstances.

“Lease” has the meaning set forth in Section5.09.

“Liability Cap” has the meaning set forth in Section 8.04(a).

“Liens” has the meaning set forth in Section 4.03.

“Liquidated Damages” shall mean an amount equal to $2,500,000.

“Material Contracts” has the meaning set forth in Section 5.11(a).

 “Media Co” has the meaning set forth in the Recitals.

"Media Co Receivables" has the meaning set forth in Section 7.15(a).

“Membership Interest Transfer Agreement” means the Membership Interest Transfer Agreement, the form of which is attached hereto as Exhibit C.

“Minimum Guarantee” means a minimum amount of royalties, net proceeds or other contingent earnings which a third party is entitled to receive with respect to a specified time period; and if the actual royalties, net proceeds or other contingent earnings are less than such minimum amount, then the shortfall is payable at the end of the applicable time period.

“Most Recent Balance Sheet” has the meaning set forth in Section 5.05(a).

“Names” has the meaning set forth in Section 7.07.

“Ordinary Course of Business” has the meaning set forth in Section 5.07.

“Organizational Documents” means, with respect to any particular Entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the articles or certificate of limited partnership; (d) if a limited liability company, the articles of organization or certificate of formation and operating agreement, limited liability company agreement, or company agreement; (e) if another type of Entity, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Entity; and (f) any amendment or supplement to any of the foregoing.

“Party” and “Parties” have the meanings set forth in the opening paragraph of this Agreement.

“Permit” means any permit, license, certificate, registration, qualification or authorization issued or granted by any Governmental Entity.

“Permitted Liens” means (a) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and on a basis consistent with past practice or in the ordinary course of business, (b) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (c) Liens for Taxes, assessments or other governmental charges or levies that are not yet due and payable or which are being contested in good faith through appropriate proceedings or that may thereafter be paid without penalty, (d) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate and which would not constitute a Company Material Adverse Effect, (e) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions, (f) Liens disclosed in the applicable title insurance policies or any schedules or other attachments thereto, (g) purchase money Liens and Liens securing rental payments, (h) other Liens incurred in ordinary course of business and not incurred in connection with the borrowing of money, (i) Liens disclosed on or reflected in the Financial Statements (excluding all Liens related to the PNC Credit Agreement), (j) Liens that are imposed by applicable securities laws, (k) Liens that result from actions taken by Purchaser, (l) Liens which will be released on or before the Closing Date, and (m) Liens set forth on Section 5.08 of the Disclosure Schedule.

“Permitted Video Content” means Video Content consisting of (a) non-fiction audiovisual programming (e.g., in genres such as documentary, reality, instructional) relating to yoga, fitness, wellness, health, nutrition, personal development, meditation, spirituality, new age philosophy, hidden knowledge and information, “green living” or “eco” lifestyles or (b) fictional audiovisual programming relating to any of the foregoing subjects; provided that such fictional audiovisual programming shall not comprise a substantial portion of Seller’s library of audiovisual programming taken as a whole.

“Person” means any individual, Governmental Entity or Entity.

“PNC Collection Account” has the meaning set forth in Section 7.15.

“PNC Credit Agreement” shall mean the Revolving Credit and Security Agreement among PNC Bank, National Association, Seller, SPRI Products, Inc., GT Direct, and VE Newco, LLC dated July 31, 2012, as amended.

“Post-Closing Adjustment Amount” shall be the difference between the Closing Working Capital and the Working Capital Target, expressed as an absolute value.

“Post-Closing Period” means any taxable year or period that begins after the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date.

“Pre-Closing Period” means any taxable year or period that ends on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Prior Company Counsel” has the meaning set forth in Section 9.18.

“Proceeding” means any proceeding, action, arbitration, claim, hearing, litigation or suit (whether civil, criminal, administrative or judicial, or whether public or private) commenced, brought, conducted or heard by or before any Governmental Entity or arbitrator.

“Purchase Price” has the meaning set forth in Section 2.02.

“Purchased Interests” has the meaning set forth in the Recitals.

“Purchaser” has the meaning set forth in the opening paragraph of this Agreement.

“Purchaser Deposit Accounts” has the meaning set forth in Section 7.15.

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.01.

“Purchaser Payment Obligations” means the obligation by Purchaser to pay the Post-Closing Adjustment Amount (less the balance of the Holdback Accounts Receivable applied to the Post-Closing Adjustment Amount pursuant to Section 2.03) owed by Purchaser, if any, and any amounts owed by Purchaser under the Transition Services Agreement, plus Default Interest on any of the foregoing, if any.

“Purchaser Unlimited Representations” has the meaning set forth in Section 8.03(b).

“Receivables” has the meaning set forth in Section 5.23.

“Representative” means, with respect to any Person, such Person’s officers, directors, managers, employees, financial advisors, legal counsel, accountants, consultants, and other representatives and agents.

"Retained Receivables" has the meaning set forth in Section 7.15.

“Securities Act” has the meaning set forth in Section 4.05.

“Seller” has the meaning set forth in the opening paragraph of this Agreement.

“Seller Transaction Expenses” means all Transaction Expenses incurred or otherwise payable by or on behalf of Seller and the Companies.

“Seller Unlimited Representations” has the meaning set forth in Section 8.03(b).

“Straddle Period” has the meaning set forth in Section 7.05(b).

“Subsidiary” means, with respect to any Person, any other Person of which more than 50% of the total voting power of capital stock entitled to vote (without regard to the occurrence of any contingency) in the election of directors (or other Persons performing similar functions) are at the time directly or indirectly owned by such specified Person.

“Tax” any federal, state, local or foreign income, gross receipts, license, payroll, employment, stamp, occupation, premium, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registrations, value added, alternative minimum or add-on minimum, estimated or other tax of any kind whatsoever, including any related interest, penalties or other additional amounts.

“Tax Controversies” has the meaning set forth in Section 7.05(d).

“Tax Return” means any return, declaration, filing, report, claim, refund, information statement or other document required to be filed, including any amendments that may be filed, for any taxable period with any Taxing Authority (whether or not a payment is required to be made with respect to such filing).

“Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

“Third Party Claim” has the meaning set forth in Section 8.07.

“Third Party Claim Notice” has the meaning set forth in Section 8.07.

“Threshold Amount” has the meaning set forth in Section 8.04(a).

“Transaction Expense” means, with respect to any Person, all fees, costs and expenses (including all legal fees and expenses, all fees and expenses payable to any broker, advisor or finder, and all fees and expenses of any audit firm or accountants) that have been incurred in connection with this Agreement and the Contemplated Transactions.

“Transfer Taxes” has the meaning set forth in Section 7.05(h).

“Transition Services Agreement” mean that certain Transition Services Agreement by and between Purchaser and Seller, the form of which is attached hereto as Exhibit B.

“UMG Agreement” has the meaning set forth in Section 5.26.

“VE Newco” has the meaning set forth in the Recitals.

“Video Content” means audio/visual content produced for distribution to the public including but not limited to by means of theatrical releases, home market releases (whether via DVD, Blu-ray discs, other formats and/or configuration of physical home entertainment devices, distribution by digital means including via the Internet or otherwise and whether offered as download to own, VOD, subscription VOD or ad supported), pay television, broadcast television, cable television or otherwise.

“Video Devices” means DVDs, Blu-ray discs or other formats and/or configurations of physical home entertainment devices which are designed to be used with a playback device which causes a visual image (whether or not synchronized with sound) to be seen on the screen of a television receiver, personal computer, portable video player, hand-held device or other comparable video playback device, in a private, non-commercial setting.

“Working Capital” means, with respect to Media Co, as of any given date, the sum of the specified assets and liabilities and adjustments related thereto as are included on the sample of Working Capital calculation set forth on Schedule 2.03 and determined in accordance with Historical Accounting Methodologies used to prepare Schedule 2.03.

“Working Capital Target” means $20,611,920, which amount was determined in the manner set forth on Schedule 2.03.

ARTICLE 2

Purchase and Sale

2.01           Purchase and Sale of Purchased Interests.  Subject to the terms and conditions of this Agreement, at the Closing Seller shall sell, convey, transfer and assign to Purchaser, and Purchaser shall purchase and acquire, all right, title and interest in and to the Purchased Interests.

2.02           Purchase Price.  The aggregate purchase price (as adjusted pursuant to Section 2.03 the “Purchase Price”) for the Purchased Interests shall be $51,500,000 payable as follows:

(a)           $47,500,000 in cash (the “Closing Cash Payment”) payable at the Closing by wire transfer of immediately available funds;

(b)           666,978 unregistered and restricted shares (the “Closing Stock Payment”) of Cinedigm’s Class A Common Stock, par value $.001 per share;

(c)           $3,000,000 to be paid as follows:

(i)           $2,000,000 through the collection by Seller of $2,000,000 of the Holdback Accounts Receivable;

(ii)           $1,000,000, through the payment by Purchaser on Seller's behalf, on or before December 31, 2013 of the payment due on January 3, 2014 pursuant to paragraph 5 of the terms of the agreement described on Schedule 2.02(c)(ii). To the extent that on or before December 31, 2013 Purchaser fails to pay or to provide evidence to Seller’s satisfaction of the making of such payment, such amount shall be immediately due and payable in cash by wire transfer of immediately available funds by Purchaser to Seller.

The collection through the Holdback Accounts Receivable and the payment described in Section 2.02(c)(ii) shall be approved by Purchaser's lenders in the terms of the Financing Agreement's.

2.03           Working Capital Calculations.  Within 45 days after the Closing Date, or such later date as Seller and Purchaser agree in writing, Seller and Purchaser shall jointly prepare a balance sheet of Media Co as of the Closing Date (the “Closing Balance Sheet”) and a statement (the “Closing Working Capital Statement”) setting forth their calculation of the Working Capital as of the Closing Date (the “Closing Working Capital”).  Purchaser, Seller and their respective representatives shall cooperate in the preparation of the Closing Balance Sheet and the Closing Working Capital Statement, including by allowing each Party and its representatives to have reasonable access to personnel of the other Party and the Companies and such records and other information necessary or desirable to prepare the Closing Balance Sheet and the Closing Working Capital Statement.  If the Closing Working Capital is greater than the Working Capital Target then (x) Seller will deduct the balance of the remaining Holdback Accounts Receivable, after satisfaction of the Purchaser’s payment obligations set forth in Section 2.02(c)(i), from the Post-Closing Adjustment Amount (and will collect such balance pursuant to Section 2.05) and (y) Purchaser shall wire an amount equal to the excess, if any, of the Post-Closing Adjustment Amount over the remaining Holdback Accounts Receivable balance to Seller in immediately available funds on the April 15, 2014.  If the Closing Working Capital is less than the Working Capital Target, then Seller shall wire an amount equal to the Post-Closing Adjustment Amount to Purchaser in immediately available funds, in each case within two (2) Business Days of final determination thereof pursuant to Section 2.04. Any payment made pursuant to this Section 2.03 shall be treated as an adjustment to the Purchase Price.

2.04           Closing Working Capital Disagreement Procedures.

(a)           Acknowledgement.  The Parties acknowledge that the Closing Balance Sheet, the line items of the Closing Working Capital Statement and the Closing Working Capital will be calculated in accordance with the accounting methods, policies, practices, procedures, classifications and estimation methodologies used by Seller in preparation of the Financial Statements as represented by Seller in Section 5.05 (the “Historical Accounting Methodologies”). The Parties further acknowledge that the purpose of this Section 2.04(a) is to measure differences between the Working Capital Target and the Closing Working Capital, and the procedures set forth in this Section 2.04 are not intended to permit the introduction of accounting methods, policies, practices, procedures, classifications or estimation methodologies other than the Historical Accounting Methodologies.

(b)           Disagreements.  The Closing Balance Sheet and Closing Working Capital Statement shall become binding upon Seller and Purchaser for purposes of this Agreement, and shall be the “Final Balance Sheet and Working Capital Statement,” on the date that the Parties agree in writing upon the final form thereof. If the Parties do not reach such written agreement within the forty-five (45) day period specified in Section 2.03, then each Party shall (i) provide to the other Party such Party’s proposed form of the Closing Balance Sheet and Closing Working Capital Statement, and (ii) specify in writing those aspects of the form of Closing Balance Sheet and Closing Working Capital Statement proposed by the other Party that such Party disputes (including any good faith dispute as to the proper application of accounting methods set forth therein).  The Parties shall thereafter negotiate in good faith for a further period of fifteen (15) Business Days in order to resolve such disputes.

(c)           Binding Resolution.  If the Parties do not reach an agreement in writing as to the Final Balance Sheet and Working Capital Statement within the timeframes specified under Section 2.04(b) then the matters disputed by the Parties shall be submitted for arbitration by a nationally-recognized accounting firm that agrees to use its best efforts to complete such arbitration within forty-five (45) days and that is reasonably acceptable to (and independent of) Seller and Purchaser (the “Accounting Firm”), which shall arbitrate the dispute and submit a written statement of its adjudication, which statement, when delivered to Seller and Purchaser, shall become final and binding upon Seller and Purchaser, and shall, together with those aspects of the proposed forms of the Closing Balance Sheet submitted by the Parties as to which no objection was made, be the “Final Balance Sheet and Working Capital Statement.”  If Seller and Purchaser do not agree on the Accounting Firm after a reasonable period of time, the Accounting Firm shall be Deloitte & Touche LLP. The scope of the disputes to be resolved by the Accounting Firm shall be limited to those items set forth in the Parties’ proposed forms of Closing Balance Sheet and Closing Working Capital Statement that are in dispute. The determination of the Accounting Firm shall (i) be within the range of dispute between Purchaser and Seller, and (ii) constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by any court having jurisdiction thereof. The fees and expenses of the Accounting Firm shall be borne equally by Seller and Purchaser.

2.05           Holdback Accounts Receivable.  Title to the Holdback Accounts Receivable will be transferred to Media Co by Seller at the Closing.  To secure the payments due from Purchaser to Seller pursuant to Sections 2.02(c)(i) and 2.03, Media Co and Purchaser hereby grant Seller a first priority continuing security interest in and to the Holdback Accounts Receivable.  Following the Closing, Seller shall retain possession and control of the Holdback Accounts Receivable, and shall collect such receivable on Purchaser's behalf to make the payments due to Seller under Section 2.02(c)(i) and 2.03.  Upon satisfaction of the payments due to Seller pursuant to Sections 2.02(c)(i) and 2.03 and receipt by the Seller of the Post-Closing Adjustment Amount, if any (including to the extent applicable the collection by Seller of amounts due to it with respect to the Holdback Accounts Receivable pursuant to 2.03), Seller will release, and be deemed to have released without further action, the security interest granted hereunder.

2.06           Payment Obligation Default.  To the extent Purchaser fails to pay any Purchaser Payment Obligations when due, Purchaser shall be deemed to be in default of the Transition Services Agreement and, subject to a ten (10) Business Day cure period after receipt of written notice from Seller, Seller shall have the right to cease providing services thereunder.  In addition, interest on past due Purchaser Payment Obligations shall begin to accrue from the date such payment was due at an annual rate equal to 7.5% (“Default Interest”).

ARTICLE 3

Signing and Closing

3.01           Deliveries at Signing. Subject to the terms and conditions of this Agreement, on the Effective Date:

(a)           Purchaser shall deliver, or cause to be delivered to Seller the following:

(i)           Each of the Financing Agreements duly executed by the Purchaser and each applicable lender.

(ii)          A duly executed Membership Interest Transfer Agreement to be effective as of the Closing Date.

(iii)         A duly executed Transition Services Agreement to be effective as of the Closing Date.

(iv)         A certificate of good standing for Purchaser issued as of a date not more than 20 days prior to the Effective Date by the appropriate Governmental Entity of its jurisdiction of formation, organization or incorporation.

(v)          Evidence that on the Closing Date, the letters of credit set forth on Schedule 3.01(a)(v), shall be replaced with new letters of credit pursuant to the terms of one of the Financing Agreements.

(vi)          Such other instruments, certificates, and documents as may be reasonably requested by Seller on the Effective Date necessary to carry out the purposes of this Agreement.

(b)           Seller shall deliver, or cause to be delivered to Purchaser:

(i)           A duly executed Membership Interest Transfer Agreement to be effective as of the Closing Date.

(ii)          A duly executed Transition Services Agreement to be effective as of the Closing Date.

(iii)         Resignations, effective as of the Closing Date, of each manager, director and officer of Media Co.

(iv)         A certificate of good standing or existence of each of the Companies issued as of a date not more than 20 days prior to the Effective Date by the appropriate Governmental Entity of its jurisdiction of formation or incorporation.

(v)          A certificate duly executed by an authorized officer of Seller (acting in its capacity as sole member of the Companies) certifying as to the Certificate of Formation and the operating agreement of each Company being in full force and effect as of the Closing.

(vi)         A certificate duly executed by the Secretary of Seller certifying as to (A) the Organizational Documents of Seller being in full force and effect as of the Closing, with a certified copy of such Organizational Documents attached thereto, (B) resolutions having been duly and properly adopted by the appropriate governing body of Seller authorizing the execution, delivery and performance of this Agreement by Seller and being in full force and effect as of the Closing, with a certified copy of such resolutions attached thereto, and (C) the incumbency and signatures of the officers of Seller executing this Agreement and any other documents delivered by Seller at the Closing.

(vii)        An executed copy of the Contribution Agreement to be effective as of the Closing Date.

(viii)       The Consents designated on Schedule 3.01(b)(viii) (the “Closing Material Consents”) in a form and substance satisfactory to Purchaser.

(ix)          The Employment Agreement Assignments to be effective as of the Closing Date.

(x)           Evidence that the Vendors listed on Schedule 3.01(b)(x) have consented to the transfer of their vendor numbers or have otherwise agreed to issue new vendor numbers to Purchaser.

(xi)          Executed amendments to the agreements set forth on Schedule 3.01(b)(xi) hereto, in a form reasonably satisfactory to Purchaser and Seller.

(xii)         Side letter regarding payment due under Section 2.02(c)(ii).

(xiii)           Such other instruments, certificates, and documents as may be reasonably requested by Purchaser on the Effective Date necessary to carry out the purposes of this Agreement.

3.02           Closing Date.  Subject to the condition set forth in Section 3.04, the purchase and sale of the Purchased Interests and the other transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) to be held at the offices of Brownstein Hyatt Farber Schreck, LLP, 410 Seventeenth Street, Suite 2200, Denver, Colorado, at 10:00 a.m. (Mountain Time) on the fourth Business Day after the Effective Date or at such other location as Purchaser and Seller shall mutually agree (such date and time being herein referred to as the “Closing Date”).

3.03           Deliveries at Closing.  Subject to the terms and conditions of this Agreement, at the Closing:

(a)           Purchaser shall deliver, or cause to be delivered to Seller the following:

(i)           A certificate signed by an officer of Purchaser certifying on behalf of the Purchaser that the conditions set forth in Sections 3.06(a), (b), (c), (d) and (e) have been met.

(ii)          The Closing Cash Payment by wire transfer of immediately available funds to an account or accounts designated by Seller.

(iii)         The Closing Stock Payment.

(iv)         Evidence that Seller has been granted a first lien security interest in the Holdback Accounts Receivable described in Section 2.05.

(b)           Seller shall deliver, or cause to be delivered to Purchaser:

(i)           A certificate signed by a duly authorized officer of Seller certifying on behalf of the Seller that the conditions set forth in Section 3.05(a), (b), (c), (d) and (f) have been met.

(ii)           Payoff letters (the form of which will have been approved by Purchaser on the Effective Date) with respect to the PNC Credit Agreement.

3.04           Conditions to Obligations of Each Party to Effect the Contemplated Transactions.  The respective obligations of each Party to effect the Contemplated Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing Date of the condition that no temporary restraining order, preliminary, or permanent injunction or other order issued by any Governmental Entity of competent jurisdiction prohibiting or challenging, or seeking to prohibit or challenge, the consummation of any of the Contemplated Transactions shall be in effect.

3.05           Conditions to Purchaser’s Obligations.  The obligation of Purchaser to consummate the Contemplated Transactions, and to take the other actions to be taken by Purchaser at Closing, is subject to the fulfillment or waiver of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Seller and Gaiam contained in Article 4 and Article 5 of this Agreement shall be true and correct in all material respects (except for such representations and warranties as are qualified by materiality, Company Material Adverse Effect and similar qualifications, which representations and warranties shall be true and correct in all respects) on and as of the Effective Date (unless the inaccuracy or inaccuracies as of the Effective Date which would otherwise result in a failure of this condition has or have been cured as of the Closing) and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which need only be true and correct in all material respects or true and correct, as the case may be, as of such date).

(b)           Covenants. Seller shall have complied in all material respects with all of its covenants and obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Governmental Approvals.  Without limiting Section 7.11 (Cooperation)  and subject to Purchaser’s compliance therewith, all the material notices, reports, registrations and other filings with, and all material consents, approvals and authorizations from, any Governmental Entity shall have been made or obtained, as the case may be.

(d)           No Company Material Adverse Effect.  Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(e)           Financing.  The funding of the financings pursuant to the terms of the Financing Agreements shall have occurred (the “Financing Condition”).

(f)           Seller’s Closing Deliveries.  Seller shall have delivered, or cause to be delivered, to Purchaser the deliveries set forth in Section 3.03(b).

3.06           Conditions to Seller’s Obligations.  The obligation of Seller to consummate the Contemplated Transactions, and to take the other actions to be taken by Seller at the Closing, is subject to the fulfillment or waiver of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Purchaser and Cinedigm contained in Article 6 of this Agreement shall be true and correct in all material respects (except for such representations and warranties as are qualified by materiality, which representations and warranties shall be true and correct in all respects) on and as of the Effective Date (unless the inaccuracy or inaccuracies as of the Effective Date which would otherwise result in a failure of this condition has or have been cured as of the Closing) and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which need only be true and correct in all material respects or true and correct, as the case may be, as of such date).

(b)           Covenants. Purchaser shall have complied in all material respects with all of its covenants and obligations required to be performed by Purchaser under this Agreement at or prior to the Closing Date.

(c)           No Cinedigm Material Adverse Effect.  Since the date of this Agreement, no Cinedigm Material Adverse Effect shall have occurred and be continuing.

(d)           Governmental Approvals.  Without limiting Section 7.11 (Cooperation) and subject to Seller’s compliance therewith, all the notices, reports, registrations and other filings with, and all consents, approvals and authorizations from, any Governmental Entity shall have been made or obtained, as the case may be, except for any such filings and approvals the failure of which to make or obtain would not, individually or in the aggregate, prohibit, restrict or delay, in any material respect, the performance by any Party of its respective obligations hereunder or the consummation of the transactions contemplated hereby.

(e)           Purchaser’s Closing Deliveries. Purchaser shall have delivered, or cause to be delivered, to Seller the deliveries set forth in Section 3.03(a).

3.07           Termination; Survival; Liquidated Damages.

(a)           Termination.  This Agreement may be terminated by written notice given at or prior to the Closing Date in the manner hereinafter provided as follows:

(i)           by mutual written consent of Purchaser and Seller at any time prior to the Closing Date;

(ii)          by either Purchaser or Seller, as the case may be, (A) if the Closing has not occurred on or before October 28, 2013 or (B) if the terminating Party’s conditions to the Closing cannot reasonably be satisfied by October 28, 2013, provided, that, no Party may terminate this Agreement pursuant to this Section 3.07 if such Party has failed to comply with its obligations under this Agreement in any material respect and has not adequately cured such failure on or before October 28, 2013;

(iii)         by Purchaser if Seller is in breach of this Agreement in any material respect and (A) has failed to cure such breach within two (2) Business Days of the receipt by Seller of written notice of such breach from Purchaser to the extent such breach is reasonably capable of being cured in such period or (B) if such breach cannot reasonably be cured by Seller within such two (2) Business Day period, Seller has either failed to commence the curing of such breach within such two (2) Business Day period or thereafter failed to use its commercially reasonable efforts to cure such breach as promptly as practicable, provided that Purchaser is not also in breach of this Agreement at the time it attempts to terminate this Agreement;

(iv)         by Seller, if Purchaser is in breach of this Agreement in any material respect and (A) has failed to cure such breach within two (2) Business Days of the receipt by Purchaser of written notice of such breach from Seller to the extent such breach is reasonably capable of being cured in such period or (B) if such breach cannot reasonably be cured by Purchaser within such two (2) Business Day period, Purchaser has either failed to commence the curing of such breach within such two (2) Business Day period or thereafter failed to use its commercially reasonable efforts to cure such breach as promptly as practicable, provided that Seller is not also in breach of this Agreement at the time it attempts to terminate this Agreement.

(b)           Effect of Termination.  The rights of termination under Section 3.07(a) are in addition to any other rights the Parties may have under this Agreement and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 3.07(a), all further obligations of the Parties under this Agreement will terminate, except that the obligations in this Section 3.07, Section 7.02 (Publicity; Confidentiality) and Article 9 (General Provisions) shall survive the termination of this Agreement. Notwithstanding anything to the contrary in this Agreement, but subject to Section 3.07 (d), (i) if this Agreement is terminated by Purchaser because of a breach of this Agreement by Seller or because one or more of the conditions to Purchaser’s obligations to consummate the Contemplated Transactions is not satisfied as a result of Seller’s failure to comply with its obligations under this Agreement, Purchaser’s right to pursue remedies (consistent with this Agreement) shall survive such termination unimpaired and shall not be limited by Article 8, and (ii) if this Agreement is terminated by Seller because of a breach of this Agreement by Purchaser or because one or more of the conditions to Seller’s obligations to consummate the Contemplated Transactions is not satisfied as a result of Purchaser’s failure to comply with its obligations under this Agreement, Seller’s right to pursue remedies (consistent with this Agreement) shall survive such termination unimpaired and shall not be limited by Article 8.

(c)           Confidentiality Agreement Survives.  The Confidentiality Agreement shall survive termination of this Agreement as provided therein.  Each Party shall promptly destroy or cause to be returned to the other or their designated Representatives all documents and information obtained in connection with this Agreement and the Contemplated Transactions and all documents and information obtained in connection with such Party’s investigation of the business, operations, and legal affairs of the other, including any copies made by it or its Representatives of any such documents or information, except for a single copy held by outside counsel to such Party for dispute resolution or legal disclosure purposes, and each Party shall take all other such action as required by the Confidentiality Agreement.

(d)           Liquidated Damages Upon Financing Condition Failure.

(i)           In the event that the Closing does not occur due to the failure of the Financing Condition to be satisfied, Liquidated Damages shall be paid as follows:

(A)           By Seller to Purchaser in the event that (1) either party has terminated this Agreement pursuant to Section 3.07(a)(ii), or (2) Purchaser has terminated this Agreement pursuant to Section 3.07(a)(iii) and, in either case, where the termination was based solely on the failure of the Financing Condition to be satisfied, and the failure of the Financing Condition occurred solely as a result of a Company Material Adverse Effect continuing or occurring, a breach by Seller or Gaiam of this Agreement or a failure of the conditions set forth in Sections 3.05(a) or (b), or any combination thereof; and

(B)           By Purchaser to Seller in the event that (1) either party has terminated this Agreement pursuant to Section 3.07(a)(ii), or (2) Seller has terminated this Agreement pursuant to Section 3.07(a)(iv) and, in either case, where the termination was based solely on the failure of the Financing Condition to be satisfied, and the failure of the Financing Condition occurred solely as a result of a Cinedigm Material Adverse Effect, a breach by Purchaser or Cinedigm of this Agreement, a breach by Purchaser or Cinedigm of the Financing Agreements, a failure of the conditions within the  Purchaser or Cinedgim's control under the Financing Agreements, or a failure of the conditions set forth in Sections 3.06(a) or (b), or any combination thereof; or

(C)           For the avoidance of doubt in the event that either party terminates this agreement because the failure of the Financing Condition to be satisfied was as a result of any reason other than as set forth in Section 3.07(d)(i)(A) or (B) neither party shall be obligated to pay Liquidated Damages.

(ii)           Liquidated Damages shall be paid by the obligated party within ten Business Days following the termination date as follows: (A) $1,000,000 in cash by wire transfer of immediately available funds, and (B) $1,500,000, through the issuance of the obligated party's class A common stock.  The number of shares issued in connection with the foregoing stock payment shall be equal to the amount determined by dividing (1) $1,500,000, by (2) eighty five percent of the volume weighted average of the per share price of such obligated party's class A common stock traded on the public exchange on which it trades for the 10 consecutive trading days ending two days prior to the date on which the payment obligation is due.

(iii)           Notwithstanding anything to the contrary, the receipt by a party of Liquidated Damages pursuant to the terms of this Section 3.07(d), shall be the sole and exclusive remedy of such party with respect to any breach of any other party hereto.

ARTICLE 4

Representations and Warranties Relating to Seller and Gaiam

As of the Effective Date and the Closing Date and as qualified by the disclosure schedule delivered by Seller to Purchaser on the date hereof (the “Disclosure Schedule”), Seller hereby represents and warrants to Purchaser as follows:

4.01           Organization and Good Standing.  Seller and Gaiam is each a corporation (a) duly incorporated, validly existing and in good standing under the laws of the State of Colorado and (b) is duly qualified and in good standing to transact business in each U.S. jurisdiction in which the ownership or leasing of its properties or the conduct of its business makes such qualification necessary, except where failure to be so qualified and in good standing would not, individually or in the aggregate, prohibit, restrict or delay, in any material respect, the performance by Seller or Gaiam of Seller’s or Gaiam’s respective obligations hereunder or the consummation of the transactions contemplated hereby.

4.02           Authority; Execution and Delivery; Enforceability.  Seller has and Gaiam has all necessary corporate power and authority to execute and deliver this Agreement and the Collateral Agreements to which Seller or Gaiam is a party, and the execution and delivery by Seller and Gaiam of this Agreement and the Collateral Agreements to which Seller or Gaiam is a party, and the consummation by Seller and Gaiam of the Contemplated Transactions, have been duly authorized by all necessary corporate action on the part of Seller and Gaiam.  This Agreement has been duly executed and delivered by Seller and Gaiam and constitutes the legal, valid and binding obligation of Seller and Gaiam (assuming due execution and delivery thereof by Purchaser), enforceable against Seller and Gaiam in accordance with its terms, and each of the Collateral Agreements to which Seller or is a party constitutes the legal, valid and binding obligation of Seller (assuming due execution and delivery thereof by other parties thereto), enforceable against Seller in accordance with their respective terms (in each case, except to the extent that its or their enforceability may be subject to applicable bankruptcy, fraudulent transfer, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles).

4.03           Title to Purchased Interests.  Seller is the record and beneficial owner of, and holds good and valid title to, the Purchased Interests free and clear of any and all mortgages, security interests, charges, easements, rights, options, claims, restrictions, encumbrances or other liens of any kind (collectively, “Liens”), other than liens of the type described in clause (l) of the definition of Permitted Liens, and Liens in connection with the PNC Credit Agreement, which will be released at Closing.

4.04           Judgments.  There is no outstanding Judgment to which Seller or Gaiam is a party or is subject that prohibits or impairs the consummation of the Contemplated Transactions by Seller.  Neither Seller nor Gaiam is subject to any Proceeding pending, or to the Knowledge of Seller, threatened, against Seller or Gaiam that seeks to prohibit or impair the consummation, or the execution and delivery of, this Agreement, the Collateral Agreement or the performance of the Contemplated Transactions.

4.05           Investment Intention.  Seller is acquiring the Cinedigm shares representing the Closing Stock Payment for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”).  Seller acknowledges that such shares have not been registered for offer or sale under the Securities Act, or other Applicable Law, and that they may not be transferred, sold or offered for sale except pursuant to the registration provisions of the Securities Act or other Applicable Law, or pursuant to any exemption therefrom.  Seller is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act, and has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Contemplated Transactions.  Seller and its Representatives have undertaken an independent investigation and verification of the business, operations and financial condition of Cinedigm.  Seller confirms that Cinedigm has made available to it and its Representatives the opportunity to ask questions of the officers and management-level employees of Cinedigm and to acquire such additional information about the business, operations and financial condition of Cinedigm as requested, and all such information has been received.

ARTICLE 5

Representations and Warranties Relating to the Seller and the Companies

As of the Effective Date and the Closing Date and as qualified by the Disclosure Schedule, Seller hereby represents and warrants to Purchaser as follows:

5.01           Organization and Standing.  Each Company is an Entity duly formed or organized, and is validly existing and in good standing under the laws of the state of its formation or organization, as set forth on Section 5.01 of the Disclosure Schedule.  Each Company has full power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company is duly qualified and in good standing to do business as a foreign Entity in each jurisdiction in which such qualification to carry on its business as presently conducted, and to hold its properties and assets, is necessary.  Seller has made available to Purchaser accurate and complete copies of the Organizational Documents of each Company.

5.02           Capitalization.  Seller is the sole member of each Company.  There are no accrued but unpaid dividends or distributions in respect of any equity securities of the Companies.  There are no outstanding or authorized options, warrants, rights of first refusal, preemptive rights, subscription rights, convertible securities or other similar rights, agreements, arrangements or commitments relating to the equity securities of the Companies or obligating Seller or any of the Companies to issue or sell any shares of equity securities of, or any other interest in, the Companies.  There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Purchased Interests, and the Purchased Interests represent 100% of all of the equity interests of Media Co. Neither Company has any Subsidiaries.

5.03           Authority; Execution and Delivery; Enforceability.  Each Company has all necessary limited liability company power and authority to execute and deliver the Collateral Agreements to which it is a party, and the execution and delivery by each Company of the Collateral Agreements to which it is a party, and the consummation by each Company of the Contemplated Transactions, has been duly authorized by all necessary limited liability company action on the part of the applicable Company.  Each Collateral Agreement to which each Company is a party constitutes the legal, valid and binding obligation of such Company (assuming due execution and delivery thereof by the other parties thereto), enforceable against it in accordance with its terms (except to the extent that their enforceability may be subject to applicable bankruptcy, fraudulent transfer, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles).

5.04           Noncontravention; No Conflict.

(a)           Subject to the provisions of Section 5.04(b), the execution and delivery of this Agreement by Seller and the Contribution Agreement by Seller and VE Newco does not, and its performance hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the contribution of the assets of the Entertainment Media Business to Media Co pursuant to the Contribution Agreement and the sale and delivery of the Purchased Interests by the Seller to the Purchaser pursuant to this Agreement, do not:

(i)           violate or constitute a breach of or default under (with or without notice or lapse of time, or both), or permit termination, modification or acceleration under, (A) any material agreement to which Seller is bound (excluding, for the avoidance of doubt, those assigned to Media Co pursuant to the Contribution Agreement), except where such violations, breaches, defaults, terminations, modifications and accelerations would not, individually or in the aggregate, prohibit, restrict or delay, in any material respect, the performance by Seller of its obligations under this Agreement or the consummation of the transactions contemplated hereby, or otherwise reasonably be expected to result in a Company Material Adverse Effect, or (B) any material agreement to which the Companies is bound (including, for the avoidance of doubt, those assigned to Media Co pursuant to the Contribution Agreement), including the Material Contracts;

(ii)          violate any Applicable Law or order of any Governmental Entity applicable to Seller or the Companies, except where such violations would not, individually or in the aggregate, prohibit, restrict or delay, in any material respect, the performance by Seller of its obligations under this Agreement or the consummation of the transactions contemplated hereby, or otherwise reasonably be expected to result in a Company Material Adverse Effect;

(iii)         result in the imposition or creation of any Lien (other than Permitted Liens of the types described in clauses (c) (but only to the extent of transfer taxes or other taxes as a result of the Contribution Agreement or the transactions contemplated by this Agreement which shall be paid by Seller), (l) and (m) of the definition of Permitted Liens) upon or with respect to any of the properties or assets of (A) the Seller, except where such Liens would not, individually or in the aggregate, prohibit, restrict or delay, in any material respect, the performance by Seller of its obligations under this Agreement or the consummation of the Contemplated Transactions hereby, or otherwise reasonably be expected to result in a Company Material Adverse Effect, (B) the Companies or (C) the assets or agreements of or related to the Entertainment Media Business; or

(iv)         violate, or cause a default under the Organizational Documents of the Seller or the Companies.

(b)           Except as set forth on Section 5.04(b) of the Disclosure Schedule, the execution and delivery of this Agreement by Seller and the Contribution Agreement by Seller and VE Newco, their performance hereunder and thereunder, and the consummation of the Contemplated Transactions, including the contribution of the assets of the Entertainment Media Business to Media Co pursuant to the Contribution Agreement and the sale and delivery of the Purchased Interests by the Seller to the Purchaser pursuant to this Agreement, do not require:

(i)           any authorization, consent or approval of any non-governmental Person under any material contract, agreement or other obligation (A) to which Seller is party or by which its assets are bound, except where failure to obtain such authorizations, consents and approvals would not, individually or in the aggregate, prohibit, restrict or delay, in any material respect, the performance by Seller of its obligations under this Agreement or the consummation of the transactions contemplated hereby, or otherwise reasonably be expected to result in a Company Material Adverse Effect, or (B) to which the Companies is party or by which their assets are bound; and

(ii)           any authorization, consent, approval, certification, license or order of, or any filing with, any Governmental Entity, except where failure to obtain such authorizations, consents, approvals, certifications, licenses and orders would not, individually or in the aggregate, prohibit, restrict or delay, in any material respect, the performance by Seller of its obligations under this Agreement or the consummation of the transactions contemplated hereby, or otherwise reasonably be expected to result in a Company Material Adverse Effect.

5.05           Financial Statements.

(a)           Attached to Section 5.05(a) of the Disclosure Schedule are the following carve out financial statements (collectively, the “Financial Statements”): the unaudited combined balance sheets for Media Co as of December 31, 2012 and June 30, 2013 (for the period ended June 30, 2013, the “Most Recent Balance Sheet”), and related unaudited combined statements of operations for such year-to-date periods then ended (as if Media Co had owned and operated the Entertainment Media Business during such periods) . The Financial Statements have been derived from the Seller’s books and records in accordance with the principles of GAAP consistently applied, and except (A) as noted therein, (B) subject to the absence of statements of parent’s equity, cash flows and notes and, (C) to the extent disclaimed in Section 5.05(b), fairly present in all material respects the financial position and results of operations of Media Co as of the respective dates thereof and for the respective periods covered, and (D) the unaudited combined statement of operations for the year ended December 31, 2012 include pro-forma results of the Vivendi Entertainment division which was purchased by Seller pursuant to the UMG Agreement.

(b)           Notwithstanding the foregoing, (i) the Financial Statements may not be indicative of the conditions that would have existed or the results of operations that would have been achieved if Media Co had been operated as a group unaffiliated with Seller, (ii) portions of certain income and expenses reflected in the Financial Statements represent allocations of such items from the books of Seller and its Affiliates which may or may not be indicative of what the actual income and expenses would have been had Media Co operated as a group unaffiliated with Seller during the applicable period, (iii) the Financial Statements have not been prepared in accordance with Staff Accounting Bulletin Topic 1-B1, with respect to costs reflected in historical financial statements, which requires pro forma adjustments for income tax provisions, current and deferred taxes, and (iv) no representation is being made with respect to the items set forth on Section 5.05(b) of the Disclosure Schedule.

5.06           No Undisclosed Liabilities.  Seller in regard to the Entertainment Media Business and Media Co have no material liabilities or obligations of the nature that would be required to be reflected on the face of a balance sheet of Media Co after giving effect to the Contemplated Transactions and prepared in accordance with GAAP, except for liabilities or obligations (a) reflected or reserved against in the Financial Statements, (b) incurred in the ordinary course of business since the respective dates of the Financial Statements, or (c) which have been satisfied on or prior to the Closing Date.

5.07           Absence of Certain Changes or Events.

(a)            Except as disclosed under Section 5.07 of the Disclosure Schedule, or as otherwise permitted by this Agreement or disclosed in the Disclosure Schedule, since December 31, 2012 each of VE Newco and Seller (and, following the effective date of the Contribution Agreement, Media Co) has carried on the Entertainment Media Business in the ordinary course of business consistent with past custom and practice including as to frequency and magnitude (“Ordinary Course of Business”), and has, in all material respects with respect to the Entertainment Media Business, kept intact its business organization and relationships with customers, suppliers and others having material business relationships with it and there has not occurred any change, event or circumstance that has resulted in or would reasonably be expected to result in a Company Material Adverse Effect.

(b)           Except as disclosed under Section 5.07 of the Disclosure Schedule, or as otherwise permitted by this Agreement or disclosed in the Disclosure Schedule, since December 31, 2012 each of Seller and VE Newco has:

(i)           kept in full force and effect insurance comparable in amount and scope of coverage to insurance historically carried with respect to the Entertainment Media Business by Seller; and

(ii)          maintained the books of account and records of the Entertainment Media Business in the usual, regular and ordinary manner consistent with past practice.

(c)           Except as disclosed under Section 5.07 of the Disclosure Schedule, or as otherwise permitted by this Agreement or disclosed in the Disclosure Schedule, since December 31, 2012 neither Seller (with respect to the Entertainment Media Business) nor VE Newco has, nor has either allowed the Company to:

(i)           amend any Organizational Document of the Company;

(ii)          other than in the Ordinary Course of Business, incur or assume any Indebtedness, other than draws under the existing credit facilities;

(iii)         acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Entity or division thereof;

(iv)         make or incur capital expenditures, which for purposes of clarity does not include the acquisition of new entertainment content, in excess of $25,000, other than in the Ordinary Course of Business;

(v)          other than in the Ordinary Course of Business, sell, lease, license or otherwise dispose of any assets that are material to the business of the Companies;

(vi)         purchase or, except in the Ordinary Course of Business, entered into any lease of real property;

(vii)        acquire the equity of any Person;

(viii)       other than in the Ordinary Course of Business, commence or settle any Proceeding, other than Proceedings initiated following the Effective Date related to this Agreement or the Contemplated Transactions;

(ix)          make, revoke or amend any material federal income Tax election, change any accounting method for federal income Tax purposes, or amend any material Tax return;

(x)           other than in the Ordinary Course of Business, enter into or amend any severance, bonus or other Contract with any director, officer, employee or consultant;

(xi)           other than in the Ordinary Course of Business, enter into or amend any employment agreement or enter into any retirement agreement or loan with any director, officer, employee or consultant;

(xii)           other than in the Ordinary Course of Business, enter into any agreements which restrict or limit the ability of a Company to compete in any material way; or

(xiii)           agree, commit or offer (in writing or otherwise) to take any of the foregoing actions.

5.08           Certain Assets.  Other than with respect to Intellectual Property, such items being the subject of Section 5.10, as of the Closing Date, all tangible personal property material to the continued operation of the Entertainment Media Business in the Ordinary Course of Business will be owned by Media Co free and clear of all Liens, other than Permitted Liens.  Such owned assets are suitable for use in the Ordinary Course of Business (ordinary wear and tear excepted).

5.09           Real Property.  Other than with respect to the Leases set forth in Section 5.09 of the Disclosure Schedule, the Companies do not lease, own or have any rights or obligations to purchase or lease any real estate.  Section 5.09 of the Disclosure Schedule lists all leases, subleases and other agreements under which any of the Companies currently leases, uses or occupies, or has the right to use or occupy, any real estate from a third party (each a “Lease”).  To Seller’s Knowledge, all of the Leases are valid and in full force and effect in all material respects. The Companies have not violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Lease the effect of which would reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in the Section 5.09 of the Disclosure Schedule, the Companies have not assigned, pledged, mortgaged, hypothecated or otherwise transferred any Lease nor have the Companies entered into any sublease, license or other agreement with a third party that is material to the Companies taken as a whole, and that relates to the use or occupancy of all or any portion of the real estate which is the subject of a Lease.  The Companies have delivered or otherwise made available to Purchaser true and complete copies of all Leases.

5.10           Intellectual Property.

(a)           Section 5.10(a) of the Disclosure Schedule lists all material patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration owned by the Companies or used in the Entertainment Media Business as of the date of this Agreement.

(b)           Except as set forth in Section 5.10(b) of the Disclosure Schedule, the Companies own or have the right to use all Intellectual Property that is necessary for the conduct of  the Entertainment Media Business as currently conducted.

(c)           To the Knowledge of the Seller, (i) the use of any material Intellectual Property by the Companies does not infringe on or otherwise violate the rights of any Person (including any right to privacy or publicity) and is in accordance with any applicable license pursuant to which the Companies acquired the right to use such Intellectual Property, and (ii) the Companies’ use of such material Intellectual Property and the Companies’ conduct of the Entertainment Media Business does not violate any Applicable Laws regulating unfair competition or trade practices.

(d)           Neither the Seller nor the Companies have received during the two (2) years prior to the date hereof  any written notice of any pending third party claim with respect to any

Intellectual Property used by the Companies. There is no suit, action or proceeding, at law or in equity, pending against or, to the Knowledge of Seller, threatened against the Companies, nor is there any order of any Governmental Entity or arbitrator outstanding against the Companies, which is related to the Intellectual Property owned or licensed by the Companies.

(e)           To the Knowledge of Seller, no Person is infringing on or otherwise violating, in any material respect, any right of the Companies with respect to any material Intellectual Property owned by it.

5.11           Material Contracts.

(a)           Section 5.11(a) of the Disclosure Schedule sets forth an accurate and complete list of each of the following Contracts to which Media Co is a party or by which its assets are bound:

(i)           Without taking into consideration options or renewals (whether automatic or elective), each contract that as of the date of the Most Recent Balance Sheet has generated revenue for the Entertainment Media Business in excess of $1,000,000 or expenditures in excess of $500,000;

(ii)          Each contract pursuant to which any Company is bound by any covenant not to compete in any material respect (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement);

(iii)         Each contract pursuant to which any Company has incurred any Indebtedness (excluding advances and negative participations under distribution agreements);

(iv)         Each contract which establishes any joint venture, partnership or similar arrangement involving a sharing of profits, losses, costs, Taxes or other liabilities by any Company with any Person; and

(v)          Each contract not in the ordinary course of business for (A) the acquisition, merger or purchase of all or substantially all of the assets or business of a third-party, entered into within the past twelve months, or (B) the purchase or sale of assets within the past twelve months for aggregate consideration payable by any Company of $1,000,000 or more.

Each Contract described above and certain other Contracts set forth on Section 5.11(a) of the Disclosure Schedule is a “Material Contract”.

(b)           Seller has made available to Purchaser copies of each written Material Contract (including all material written amendments and modifications thereto) which are complete and accurate in all respects.  All Material Contracts are valid, binding and in full force and effect, and are enforceable, against the applicable Company in all material respects, and against the other parties thereto (except to the extent that their enforceability may be subject to applicable bankruptcy, fraudulent transfer, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles).  Except as set forth in Section 5.11(b) of the Disclosure Schedule, no Company is in Default under any Material Contract and no Company has excused or waived a material default by another party.  Except as set forth in Section 5.11(b) of the Disclosure Schedule, to the Knowledge of Seller, no other party to any Material Contract is in breach or default under any Material Contract.  Except as set forth in Section 5.11(b) of the Disclosure Schedule, no Company has received any formal written notice of the intention of any other party to a Material Contract to terminate such Material Contract prior to the expiration of the term (including renewal terms) thereof.

(c)           At least ninety percent (90%) of the revenue generated by the Seller  in regard to the Entertainment Media Business from distribution agreements with studios and production companies from January 1, 2013 through August 31, 2013 was generated by the Material Contracts.

(d)           Except as set forth in Section 5.11(d) of the Disclosure Schedules, the Companies do not currently have:  (i) any overdue payables (other than overdue payables which are included as liabilities in the calculation of Closing Working Capital), (ii) any vendor-related financings, (iii) any material operating leases or (iv) any obligation to pay Advances or Minimum Guarantees under any of the Media Co Contracts.

5.12           Insurance.  Section 5.12 of the Disclosure Schedule sets forth an accurate and complete list of all material insurance policies with policy periods in effect on the date hereof maintained for the benefit of the Companies, it being agreed that following the Closing, neither Company will have any benefits, rights, obligations, or liabilities under any such policies.

5.13           Related Party Transactions.  Other than as contemplated or permitted by this Agreement, the Collateral Agreements or the Contemplated Transactions or as set forth in Section 5.13 of the Disclosure Schedule:

(a)           there is no material Indebtedness between either Company, on the one hand, and Seller or any officer, director, manager or employee of either Company or Seller, or any immediate family member or Affiliate of any of the foregoing, on the other;

(b)           immediately after the Closing, neither Seller nor any officer, director, manager or employee of either Company or Seller or, to Seller’s Knowledge, any immediate family member or Affiliate of any of the foregoing, will own, in whole or in part, material assets or material facilities of, or provide or cause to be provided material services to, either Company, other than in his or her capacity as an officer, director, manager or employee of either Company;

(c)           immediately after the Closing, neither Company will provide or cause to be provided any material services to Seller or any officer, director, manager or employee of either Company or Seller, or, to Seller’s Knowledge, any immediate family member or Affiliate of any of the foregoing; and

(d)           Except as set forth in the Transition Services Agreement, immediately after the Closing, no officer, director, manager, member or shareholder of the Companies or Seller, or to Seller’s Knowledge, any immediate family member or Affiliate of any of the foregoing, or any Entity in which any such Person owns any controlling interest, is a party to any Contract with any of the Companies, other than employment, indemnification, and similar agreements, entered into in the ordinary course of business.

5.14           Taxes.  Except as would not reasonably be expected to result in a Company Material Adverse Effect:

(a)           The Companies have filed when due (taking into account properly obtained extensions) all federal income Tax Returns, and all other material Tax Returns that they were required to file under Applicable Laws.  All such Tax Returns, as so filed, disclose all Taxes required to be paid for such periods covered thereby.

(b)           All Taxes due and owing by the Companies (as shown on such Tax Returns) have been paid or will be timely paid by the due date thereof.

(c)           All Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, owner or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(d)           None of the Companies will be required to include any item of income in, or exclude any amount of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for any period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income tax law) executed on or prior to the Closing Date; (C) installment sale or other transaction or disposition made prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.

(e)           There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Companies.

(f)           Each Company has, at all times from the date of its formation until the Closing Date, been properly treated as a disregarded entity for U.S. federal income tax purposes.

(g)           No Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  No private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of any of the Company.

(h)           Any other representation or warranty contained in this Agreement notwithstanding, the representations and warranties contained in this Section 5.14 constitute the sole representations and warranties of Seller relating to Taxes.

5.15           Proceedings; Judgments.

(a)           Except as set forth in Section 5.15 of the Disclosure Schedule, no Company or the Seller in regard to the Entertainment Media Business, or the assets or liabilities of any of them, is subject to any Proceeding pending, or to the Knowledge of Seller, threatened against such Company or the Seller in regard to the Entertainment Media Business.

(b)           There is no outstanding Judgment to which any Company or the Seller regarding the Entertainment Media Business, or the assets or liabilities of any of them, is a party or subject.

5.16           Employees.  Except as set forth on Section 5.16 of the Disclosure Schedule, neither Company nor the Seller nor its Affiliates in regard to the Entertainment Media Business is party to or bound by any written contract related to the employment of any individual (an “Employment Agreement”).  Purchaser has been provided access to a list containing the name, job title, rate of compensation and vacation, sick time and personal leave accruals, of each individual who exclusively performs services for or at the behest of the Entertainment Media Business (other than individuals who on average have performed less than twelve (12) hours of work per week for the Companies during the one-year period prior to the date of this Agreement).  Schedule 5.16 lists the Acquired Employees. With respect to the Entertainment Media Business, each Company, the Seller and its Affiliates has at all times complied with all Applicable Laws relating to employment practices, terms, and conditions of employment, equal employment opportunity, nondiscrimination, sexual harassment, immigration, wages, hours, benefits, collective bargaining and similar requirements, the payment of Social Security and similar Taxes, and occupational safety and health, except where the failure to so comply has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Neither Company nor the Seller nor its Affiliates in regard to the Entertainment Media Business is a party to any labor contract, collective bargaining agreement, contract, letter of understanding, or any other arrangement, formal or informal, with any labor union or organization that would obligate a Company to compensate its employees at prevailing rates or union scale, nor are any of the employees of the Entertainment Media Business represented by any labor union or organization.  Neither Company nor Seller nor its Affiliates has experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two (2) years.  Neither Company nor Seller nor its Affiliates is a party to or bound by any collective bargain agreements, nor has either of them committed any material unfair labor practice. To the Knowledge of Seller, there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Entertainment Media Business.  Section 5.16 of the Disclosure Schedule sets forth each Company Plan in which the employees of the Entertainment Media Business participate, it being agreed and understood that, as of the Closing Date, the Companies will have no rights benefits, obligations, or liabilities with respect to such Company Plans.  The Companies and their ERISA Affiliates (other than, prior to the Closing, the Seller and its Affiliates) do not, and have not at any time, sponsored or maintained any Company Plan.  Except as set forth on Section 5.16 of the Disclosure Schedule, the Companies have no severance plan.  To the Knowledge of the Seller, all workers have been properly classified as employees or independent contractors, as the case may be, for tax purposes.  To the Knowledge of the Seller, with respect to the Entertainment Media Business neither the Companies nor Seller nor its Affiliates are a party to any plan or other arrangement which constitutes deferred compensation within the meaning of Section 409A of the Code that does not comply with the applicable requirements of Section 409A of the Code.  None of the Acquired Employees is on a leave of absence.

5.17           Compliance with Applicable Laws.  During the period from the closing of the UMG Agreement to the date of this Agreement, the Companies and the Seller in regard to the Entertainment Media Business have conducted their respective businesses, and operated and used all of their respective assets, in material compliance with all Applicable Laws, except for Applicable Laws which are the subject of Sections 5.10, 5.14, 5.15(b) and 5.19 which are controlled by such Sections without duplication.

5.18           Brokers.  Except as set forth in Section 5.18 of the Disclosure Schedule, neither the Companies nor Seller has retained any Person to act as a broker or agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Contemplated Transactions.

5.19           Environmental Matters.

(a)           The Companies have complied in all material respects with all Environmental Laws applicable to the Companies.

(b)           No hazardous substance has been released into the environment in violation of any applicable Environmental Law, or in quantities exceeding the reportable quantities as defined under Environmental Laws, at facilities used by the Entertainment Media Business as a result of the acts of the Company or Seller.

(c)           Neither Seller nor the Companies has received during the two (2) years prior to the date hereof any written notice of any actual, alleged or potential noncompliance with, liability under, or claimed violation of, any Environmental Law and there is no event or condition which would cause material noncompliance with, liability under, or violation of, any such Environmental Law by the Companies or Seller in regard to operation of the Entertainment Media Business.

5.20           Sufficiency of Assets.  Immediately following the consummation of the Contemplated Transactions, except for (i) the services provided by Seller and its Affiliates described on Section 5.20 of the Disclosure Schedule and any tangible personal property used by Seller and its Affiliates (other than Media Co.) to provide such services (unless such property is used solely in connection with the Entertainment Media Business, in which case it shall be deemed a part of the Entertainment Media Business), (ii) those services contemplated by the Transition Services Agreement, and (iii) corporate general administration services provided to the Companies by Seller, Media Co will own, license or otherwise have a valid right to use all of the material assets, rights (including the Material Contracts) and services used in, and necessary for, operating the Entertainment Media Business as it was operated both immediately prior to the consummation of the Contemplated Transactions and as of the date of the Most Recent Balance Sheet. The assets of the Companies are free and clear of all Liens (except Permitted Liens) and Liens in connection with the PNC Credit Agreement, which will be released at Closing. The Seller and its Affiliates in regard to the Entertainment Media Business have had, and at the Closing Media Co will have good title to the properties and assets to be used by it, located on its premises, or shown on the Most Recent Balance Sheet, free and clear of all Liens (other than Permitted Liens), and except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet.

5.21           Powers of Attorneys.  There are no outstanding powers of attorney executed on behalf of Media Co or the Seller in regard to the Entertainment Media Business.

5.22           Officers, Directors and Managers; Bank Accounts.  Section 5.22 of the Disclosure Schedule sets forth a complete and accurate list of all officers, directors and managers of Media Co, and all bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) of Media Co.

5.23           Receivables, Advances and Participations.  All accounts receivable and loan receivables of the Entertainment Media Business (“Receivables”), advances and participations reflected on the balance sheet included in the Most Recent Balance Sheet have been determined in accordance with GAAP, have arisen in bona fide arm’s length transactions in the ordinary course of business and are, to the Knowledge of Seller, valid obligations of the account debtors. To the Knowledge of Seller, such Receivables, advances and participations are not subject to set-offs and are collectible in full within 90 days after the day on which it first becomes due and payable. To the Knowledge of Seller, there is no contest, claim or right of set-off, other than returns in the ordinary course of business, under any contract or agreement with any obligor of any Receivables, advances or participations related to the amount or validity of such Receivable, advance or participation, and no bankruptcy, insolvency or similar proceedings have been commenced by or against any such obligor.

5.24           Certain Contracts.  Except as set forth in Section 5.23 of the Disclosure Schedule, neither Seller nor the Companies have received any notice of, nor do any of the officers of Seller or the Companies have knowledge of, any termination, cancellation or bona fide intent to terminate, cancel, or not renew the existing distribution relationship between the Entertainment Media Business and any studio or production company party to a Material Contract.  For the avoidance of doubt, the Parties agree and acknowledge that any proposal of terms or conditions in connection with negotiations of an agreement or a “request for proposal” or other bid process for such an agreement shall not constitute a bona fide intent to terminate, cancel or not renew an agreement for purposes of this Section 5.23.

5.25           Guaranties.  Media Co. is not a guarantor or otherwise is responsible for any liability or obligation (including Indebtedness) of any other Person.

5.26           No Claims.  No party to or Person indemnifiable under, that certain Purchase Agreement dated as of March 6, 2012 between Seller and Universal Music Group Distribution, Corp., as amended (the “UMG Agreement”), has made, or to the Knowledge of the Sellers, has threatened to make, a claim (whether pending or not) under such agreement or the agreements, certificates and instruments executed in connection therewith, or in connection with the transactions contemplated thereby, against any party thereto.

ARTICLE 6

Representations and Warranties of Purchaser and Cinedigm

As of the Effective Date and the Closing Date, Purchaser hereby represents and warrants to Seller and Gaiam as follows:

6.01           Organization and Standing.  Purchaser is a limited liability company duly incorporated, formed or organized, and is validly existing and in good standing under the laws of the state of its incorporation, formation or organization. Cinedigm is a corporation duly incorporated, formed or organized, and is validly existing and in good standing under the laws of the state of its incorporation, formation or organization.

6.02           Authority; Execution and Delivery; Enforceability.  Each of Purchaser and Cinedigm has all necessary power and authority to execute and deliver this Agreement and the Collateral Agreements to which it is a party and to consummate the Contemplated Transactions, and the execution and delivery by each of Purchaser and Cinedigm of this Agreement and the Collateral Agreements to which it is a party, and the consummation by Purchaser and Cinedigm of the Contemplated Transactions, have been duly authorized by all necessary corporate or other Entity action, and no other action on the part of Purchaser or Cinedigm is necessary to authorize the execution, delivery and performance of this Agreement and the Collateral Agreements to which it is a party and the Contemplated Transactions.  This Agreement and each of the Collateral Agreements to which either Purchaser or Cinedigm is a party, has been duly executed and delivered.  This Agreement, and each of the Collateral Agreements to which either Purchaser or Cinedigm is a party will constitute the legal, valid and binding obligation of Purchaser or Cinedigm, as applicable, (assuming due execution and delivery in accordance with their respective terms by the other parties thereto), enforceable against Purchaser and Cinedigm in accordance with its terms (in each case, except to the extent that its or their enforceability may be subject to applicable bankruptcy, fraudulent transfer, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles).

6.03           Noncontravention.  Neither the execution and delivery of any of this Agreement or the Collateral Agreements to which Purchaser or Cinedigm is a party, nor the consummation or performance of any of the Contemplated Transactions, contravene, conflict with or result in a violation of (a) any Applicable Law or any Judgment to which Purchaser or Cinedigm is subject; (b) the provisions of any material Contract to which Purchaser or Cinedigm is subject; or (c) the provisions of the Organizational Documents of Purchaser or Cinedigm.

6.04           Financing Agreements.  Purchaser has delivered to Seller duly executed true and correct copies of each of the Financing Agreements.  The Financing Agreements are valid and binding obligations of the Purchaser and to the knowledge of Purchaser, the other parties thereto.  Pursuant to the terms of the Financing Agreements, Purchaser has a sufficient amount of committed funds to make the

payments required pursuant to Section 2.02.   Purchaser is not in breach and, to the knowledge of Purchaser, no other party thereto is in breach of the Financing Agreements.

6.05           Judgments.  There is no outstanding Judgment to which Purchaser or Cinedigm is a party or is subject  that prohibits or impairs the consummation of the Contemplated Transactions.

6.06           Non-Reliance of Purchaser.

(a)           Each of Purchaser and Cinedigm hereby acknowledges that neither Seller nor any of its Affiliates or Representatives is making any representation or warranty, express or implied, other than the representations and warranties expressly set forth in Article 4 and Article 5 of this Agreement, and neither Purchaser nor Cinedigm has not relied on any representation or warranty from Seller or any of its Affiliates or Representatives in determining to enter into this Agreement, except as expressly set forth in Article 4 and Article 5 of this Agreement.  Without limiting the generality of the foregoing, Purchaser and Cinedigm hereby acknowledges that, except to the extent expressly set forth in Article 4 and Article 5 of this Agreement, Seller is not making any representation or warranty, including with respect to (a) any estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions for any period relating to the Companies or the Entertainment Media Business, (b) merchantability, (c) fitness for any particular purpose, (d) the viability or likelihood of success of the business of the Companies, or (e) any other information provided or made available to Purchaser, its Affiliates and their respective Representatives (including in any confidential information memoranda, “data rooms”, management presentations or in any other form in expectation of or negotiation of this Agreement), and Purchaser expressly disclaims any such representation or warranty.

(b)           In connection with their investigation of Seller, the Companies and the business conducted by the Companies, each of Purchaser and Cinedigm has received from or on behalf of Seller and/or the Companies certain estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions.  Each of Purchaser and Cinedigm acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions, that each of Purchaser and Cinedigm is familiar with such uncertainties, that each is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts, budgets or revenues or earnings predictions so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions), and that neither Purchaser nor Cinedigm shall have a claim against Seller or the Companies or any of their Representatives or Affiliates with respect thereto.  Each Purchaser and Cinedigm acknowledges and agrees that Seller makes no representation or warranty with respect to such estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions (including any such underlying assumptions).

6.07           Brokers.  Except as set forth in Schedule 6.07 delivered by Purchaser to Seller on the date hereof, Purchaser has not retained any Person to act as a broker or agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Contemplated Transactions.

6.08           Investment Intention.  Purchaser is acquiring the Purchased Interests for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.  Purchaser acknowledges that the Purchased Interests have not been registered for offer or sale under the Securities Act, or other Applicable Law, and that the Purchased Interests may not be transferred, sold or offered for sale except pursuant to the registration provisions of the Securities Act or other Applicable Law, or pursuant to any exemption therefrom.  Purchaser is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act, and has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Contemplated Transactions.  Purchaser and its Representatives have undertaken an independent investigation and verification of the business, operations and financial condition of the Companies.  Purchaser confirms that Seller and the Companies have made available to it and its Representatives the opportunity to ask questions of the officers and management-level employees of the Companies and to acquire such additional information about the business, operations and financial condition of the Companies as requested, and all such information has been received.

ARTICLE 7

Covenants

7.01           Access to Information.

(a)           At and after the Closing, Purchaser shall, and shall cause the Companies and its and their Affiliates to, afford Seller, its Affiliates and their respective Representatives, commercially reasonable access upon reasonable notice during normal business hours, to information and documentation of the Companies to the extent that such access may be reasonably requested by Seller, including in connection with financial statements, Taxes, reporting obligations and compliance with Applicable Laws.

(b)           Purchaser agrees to hold all the books and records of the Entertainment Media Business existing on the Closing Date and not to destroy or dispose of any thereof for a period from the Closing Date consistent with Purchaser’s record retention policy.

7.02           Publicity; Confidentiality.  Purchaser and Seller shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and shall not issue any such press release or make any such public statement without the prior written consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.  The foregoing restrictions shall not apply to any disclosure (a) that may be required by Applicable Law, including the Applicable Laws of any United States or foreign securities exchange in which case the disclosing Party shall inform the non-disclosing Party of the required disclosure, and, to the extent practical provide the non-disclosing Party a copy of such release or statement prior to its release or filing, it being understood that the disclosing Party shall have final say on the wording of any such required disclosure, or (b) made in connection with the enforcement of any right or remedy relating to this Agreement or any Collateral Agreement or the Contemplated Transactions.  Each Party agrees that it (and its Affiliates and its and their respective Representatives) shall hold in confidence all nonpublic information acquired from the other Party or the other Party’s Representatives in accordance with the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference in their entirety.  The Parties shall seek confidential treatment of any provision of this Agreement reasonably requested by the other in such Party’s respective SEC filings, subject to Applicable Law, provided that the party requesting confidential treatment shall reimburse the other party for all reasonable and documented out of pocket expenses incurred by such other party in connection with that request.

7.03           Employees.

(a)           Seller shall notify the Acquired Employees of the Contemplated Transactions including the fact that as a result of the consummation of the Contemplated Transactions, the Acquired Employees will be employees of Media Co and will no longer have any employment relationship with Seller or its Affiliates and that all benefits received by the Acquired Employees in connection with and pursuant to the Company Plans will cease as of the Closing Date except as otherwise provided by Applicable Law.  Seller shall provide Purchaser with reasonable assistance and cooperation in communicating any further information to the Acquired Employees regarding the Contemplated Transactions and the effects thereof upon the Acquired Employees at Purchaser’s sole cost and expense.

(b)           Seller shall be responsible for maintenance and distribution of benefits accrued under any Company Plan pursuant to and if required by the provisions of such Company Plans to Employees for the time period ending on or before the Closing.  Purchaser assumes neither any liability for any such benefits nor any fiduciary or administrative responsibility to account for or dispose of any such accrued benefits under any Company Plans.

(c)           Purchaser and its Affiliates solely are liable for all benefits (including, not limited to, severance and COBRA benefits), payments, any all other liabilities and obligations arising from or relating to the termination of an Acquired Employee by Purchaser or any of its Affiliates that occurs on or after the Closing Date, and Seller shall bear no liability or obligation whatsoever relating to such a termination.

(d)           For eligibility and vesting purposes under any tax-qualified retirement plan sponsored or maintained by Purchaser and its Affiliates and for all purposes with regard to vacation, sick time, personal time off, or other similar policies, Purchaser shall, or shall cause its Affiliates to, provide Acquired Employees with past service credit for such Acquired Employees’ service to the Seller and the Companies, as applicable.  No provision of this Agreement shall create any third party beneficiary rights in any Acquired Employee, or any beneficiaries or dependents thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to such employee by Seller or under any benefit plan which Seller may maintain.

(e)           At the Closing, Seller shall deliver to Purchaser assignments reasonably acceptable to Purchaser of the Employment Agreements of each of the individuals set forth on Schedule 7.03(e) duly executed by the Seller and each employee (the “Employment Agreement Assignments”).

7.04           PNC Credit Agreement.  At or prior to the Closing, Seller shall have caused the Companies not to be parties to the PNC Credit Agreement, shall have ensured that any and all obligations of the Companies thereunder shall have terminated, and Media Co shall have no obligation for indebtedness for borrowed money.

7.05           Tax Matters.

(a)           Seller shall cause any Tax sharing or other allocation agreement with respect to Taxes between Media Co on the one hand and Seller and VE Newco (or any Affiliates of Seller) on the other hand to be terminated as of the Closing Date so that they have no further effect for any taxable period.

(b)           Purchaser shall be liable for, all Taxes imposed on or with respect to Media Co and its Subsidiaries, their assets, businesses and operations, and the Purchased Interests, which are attributable to Post-Closing Periods.  Seller shall be liable for, all Taxes imposed on or with respect to the Companies and their Subsidiaries, their assets, businesses and operations, and the Purchased Interests, which are attributable to Pre-Closing Periods, except to the extent included in the calculation of Working Capital.  In the case of Taxes arising in a taxable period of the Companies that begins before and ends after the Closing Date (the “Straddle Period”) (i) the allocation of income Taxes or other Taxes based upon the income or receipts of (or consideration, interest or other compensation paid by) the Companies and their Subsidiaries between the Pre-Closing Period and the Post-Closing Period shall be made on the basis of an interim closing of the books as of the close of business on the Closing Date; (ii) the amount of ad valorem and other Taxes of the Companies and their Subsidiaries attributable to the Pre-Closing Period shall equal the amount of such Tax for the entire taxable period (excluding extraordinary items attributable to activities of events after the Closing Date) multiplied by a fraction, the numerator of which is the number of days in the taxable period through the Closing Date, and the denominator of which is the total number of days in the taxable period; and (iii) the remainder of the ad valorem and of the Taxes of the Companies shall be attributable to the Post-Closing Period.  To the extent the Companies are permitted but not required under applicable state, local, or foreign income Tax laws to treat the Closing Date as the last day of a taxable period, then the Parties shall treat the Closing Date as the last day of a taxable period.

(c)           Seller shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Companies and their Subsidiaries for all periods ending on or prior to the Closing Date, including, without limitation, Tax Returns for such periods which are to be filed after the Closing Date.  Purchaser shall not amend or revoke any Tax Returns (or any elections relating thereto) filed or to be filed by Seller hereunder.  Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns with respect to Media Co and its Subsidiaries for all Tax periods ending after the Closing Date including any Straddle Periods.  For any Tax Return of any of Media Co and its Subsidiaries with respect to a Straddle Period that is the responsibility of Purchaser under this Section 7.05(c), Purchaser shall (i) prepare and file such Tax Returns in a manner consistent with the past practice of the Companies and their Subsidiaries, as the case may be, unless otherwise required by Applicable Law, and (ii) deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such proposed Tax Return (accompanied, where appropriate, by a calculation of the allocation between the Pre-Closing Period and the Post-Closing Period of the Taxes shown to be due on such Tax Return) at least 20 days prior to the due date (giving effect to any validly obtained extension) thereof.

(d)           Purchaser shall have the right to control any Tax audits, Tax disputes or administrative, judicial or other proceedings (“Tax Controversies”) with respect to Media Co and its Subsidiaries; provided, however, that in the case of any Tax Controversy that relates to any Taxes that could give rise to a liability of Seller or VE Newco under this Agreement, Seller may participate in such Tax Controversy at Seller’s expense, and Purchaser shall not enter into any agreement that represents a final determination of the matter without Seller’s prior written consent; provided, further, that in the case of any Tax Controversy that relates to Taxes that could give rise to liability of Seller or VE Newco under this Agreement and that could not reasonably be expected to adversely impact the Tax liability of Purchaser, Seller shall have the right to control such Tax Controversy, in which case Purchaser may participate in such Tax Controversy at Purchaser’s expense.  Seller shall execute, or cause to be executed, powers of attorney or other documents reasonably necessary to enable Purchaser to take all actions necessary in connection with any Tax Controversies.

(e)           If, after the Closing Date, Purchaser, the Companies or any Affiliate of Purchaser or the Companies receives any document with respect to the Tax matters of the Purchased Interests, or the assets, operations or activities of the Companies that could affect Seller, or Seller or any Affiliate of Seller receives any document with respect to the Tax matters of the Purchased Interests, or the assets, operations or activities of the Companies, the Party receiving such document shall supply a copy of such document to the potentially affected Party within seven days of receipt.  For this purpose, such Tax documents shall include requests for information, notices of proposed adjustments, revenue agent’s reports or similar reports and notices of deficiency.  Any information provided or obtained under this Section 7.05(e) shall be kept confidential, except as may otherwise be necessary in connection with the filing of a Tax Return, refund claims, Tax audits, Tax claims or Tax Controversies or as required by Applicable Law.

(f)           Any refund of Taxes (including any interest thereon) that relates to Media Co and that is attributable to a Post-Closing Period, shall be the property of Purchaser and shall be retained by Purchaser (or promptly paid by Seller to Purchaser if any such refund (or interest thereon) is received by Seller).  If after the Closing Date, the Companies, any member of Purchaser’s consolidated Tax group, or any other Person, receives a refund of any Tax that that relates to the Companies and is attributable to a Pre-Closing Period, then Purchaser shall promptly pay or cause to be paid to Seller the amount of such refund, together with any interest paid thereon.  Any refund of Taxes (including any interest thereon) for a Straddle Period shall be allocated between the Pre-Closing Period and the Post-Closing Period in accordance with Section 7.05(b).

(g)           After the Closing, Seller and Purchaser shall, each at its own expense, cooperate with each other and with each other’s Representative, in connection with the preparation or audit of any Tax Return, refund claim or Tax Controversy matter with respect to the activities of the Companies, and such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision of records and information, including work papers (but excluding records and information that are protected by recognized professional privilege) which are reasonably relevant to any Tax Returns, claims for refund, Tax Controversies or other action with respect to the activities of the Companies, and shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Purchaser and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the activities of the Companies relating to the six year period (or portion thereof) prior to the Closing Date, and (ii) to give the other Party reasonable written notice prior to destroying or discarding any such books and records and, if the other Party so requests, Purchaser or Seller, as the case may be, shall allow the other Party to take possession of such books and records.

(h)           All transfer, documentary, sales, use stamp, registrations and other such Taxes and fees (including penalties and interest) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne and paid in equal parts by Purchaser and Seller, regardless of the person liable for such Taxes under Applicable Law.  Seller shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Purchaser shall join, and shall cause the Companies to join, in the execution of any such Tax Returns and other documentation.

7.06           Allocation.  In recognition of the fact that Media Co is classified as a disregarded entity for federal income Tax purposes, the purchase and sale of the Purchased Interests hereunder shall be treated as a purchase and sale of the assets of Media Co for federal and applicable state income Tax purposes, and as an “applicable asset acquisition” for purposes of Section 1060 of the Code.  The Purchase Price shall be allocated among the assets owned by Media Co in the manner determined by the Purchaser (the “Allocation Schedule”).  Purchaser shall deliver Seller the Allocation Schedule within sixty (60) days after the Closing Date.  The Parties agree to file all Tax Returns (including IRS Form 8594 and, if required, supplemental Forms 8594, in accordance with the instructions to Form 8594) and any other forms, reports or information statements required to be filed pursuant to Section 1060 of the Code and the applicable regulations thereunder, and any similar or corresponding provision of state or local Tax law, in a manner that is consistent with the Allocation Schedule and to refrain from taking any position inconsistent therewith.  The Parties agree to cooperate in the preparation of such forms and to timely file such forms, reports and information statements in the manner required by applicable Tax law; provided, however, if no such agreement can be reached with respect to the Allocation Schedule within the sixty (60) day period, then each Party shall (i) provide to the other Party such Party’s proposed form of Allocation Schedule, and (ii) specify in writing those aspects of the form of the Allocation Schedule proposed by the other Party that such Party disputes. The Parties shall thereafter negotiate in good faith for a further period of fifteen (15) Business Days in order to resolve such disputes. If the Parties do not reach an agreement in writing as to the Allocation Schedule within the foregoing timeframe, then the matters disputed by the Parties shall be submitted for arbitration by a nationally-recognized accounting firm that agrees to use its best efforts to complete such arbitration within forty-five (45) days and that is reasonably acceptable to (and independent of) Seller and Purchaser which shall arbitrate the dispute and submit a written statement of its adjudication, which statement, when delivered to Seller and Purchaser, shall become final and binding upon Seller and Purchaser, and shall, together with those aspects of the proposed forms of Allocation Schedule submitted by the Parties as to which no objection was made, constitute the Allocation Schedule. If Seller and Purchaser do not agree on the firm after a reasonable period of time, the firm shall be Deloitte & Touche LLP. The firm shall be instructed that it may only consider those items set forth in the proposed forms of Allocation Schedule that are in dispute. The determination of the firm shall (i) be within the range of dispute between Purchaser and Seller, and (ii) constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by any court having jurisdiction thereof. The fees and expenses of the firm shall be borne equally by Seller and Purchaser.

7.07           Gaiam Names Following Closing. Neither Purchaser nor any of its Affiliates shall use, or have the right to use, the “Gaiam” name, word mark or logo design, or any variations or derivatives thereof, or any other trademarks, service marks or logos of Seller, the Companies or any of their respective Affiliates (collectively, the “Names”), or any name that is similar to or likely to cause confusion with the Names except as set forth in this Section 7.07.  Notwithstanding the foregoing, Purchaser is hereby granted the right to distribute and sell Video Devices which are branded with one or more of the Names which were manufactured prior to the Closing Date.  For the avoidance of doubt, neither Purchaser nor any of its Affiliates shall have any right to manufacture Video Devices or any other products after the Closing Date which are branded in any manner with any of the Names.  Purchaser in regard to the Entertainment Media Business after the Closing shall, and shall cause its Affiliates to minimize use of the Names (except in regard to previously manufactured products) and shall, in any event, cease to use the Names in connection with its business (except for the sale of previously manufactured products, which right shall be perpetual) by no later than March 31, 2014.

7.08           Non-Solicitation and Non-Compete. During the period commencing on the Closing Date and ending on the date set forth below, Seller will not do any of the following without Purchaser’s prior written consent:

(a)           For five years from the Closing Date: (i) contact or solicit any third party who is a party to any of the Content Contracts for the purpose of causing, inviting or encouraging any such third party to modify or terminate the applicable Content Contract and/or its business relationship with Purchaser; or (ii) interfere with Purchaser’s relationship with such third party; or

(b)           For two years from the Closing Date, contact or solicit any employees of Purchaser (including any Acquired Employees who become employees of Purchaser) for the purpose of causing, inviting or encouraging any such employee to alter or terminate his, her or its employment relationship with Purchaser; or

(c)           For five years from the Closing Date, engage directly or indirectly in the distribution or sale of Video Content in the United States or Canada; provided that Seller will at all times have the right to engage in the distribution or sale of Permitted Video Content via any and all channels of distribution.

(d)           Nothing in this Agreement is intended to prohibit any form of direct to consumer or subscription business (including without limitation subscription of Permitted Video Content online or via physical delivery of DVD’s, catalogue sales, or similar forms of direct to consumer business).

(e)           The parties acknowledge that following the Closing, Gaiam TV will continue to operate as it operates today, including (without limitation) offering an increasing and broad variety of content that is designed to appeal to broad and different global audiences, and nothing herein is intended to limit that operation.

7.09           Right of First Offer.  For a period of two years following the Closing Date, if Seller proposes to physically distribute Permitted Video Content of the type described in subsection (b) of the definition of Permitted Video Content via third party distribution in the U.S., and Seller determines, in its reasonable discretion, that is it the type of entertainment media distributed through third party distribution by Purchaser, Seller shall first offer the opportunity to Purchaser, and shall exclusively negotiate the terms and conditions of such distribution with Purchaser for thirty (30) days after written notice to Purchaser. In the event that Purchaser and Seller are not able to reach an agreement regarding such distribution within the thirty (30) day period, Seller may pursue third party distribution with a party other than Purchaser.

7.10           Litigation Support.  In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Companies (other than the Contemplated Transactions), each of the other Parties will cooperate with him, her, or it and his, her, or its counsel in the contest or defense, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article 8 below).  The foregoing shall not apply to any dispute or controversy between the Parties.

7.11           Cooperation.  The Parties shall use their respective commercially reasonable efforts to consummate the Contemplated Transactions as soon as practicable following the Effective Date. Each Party shall cooperate with the other Party and use all commercially reasonable efforts to (i) procure all necessary and appropriate consents and approvals, complete and file all necessary and appropriate applications, notifications, filings and certifications, and satisfy all requirements prescribed by Applicable Law for the consummation of, and all conditions set forth in this Agreement to consummate, the transactions contemplated hereby or thereby, and (ii) effect the Contemplated Transactions at the earliest practicable date consistent with the terms and conditions set forth in this Agreement. In addition, the Purchaser shall use its commercially reasonable efforts to cause the funding of the financings contemplated by the Financing Agreements on the Closing Date.

7.12           Access.  Between the Effective Date and the Closing Date, the Seller shall afford the employees, authorized agents and representatives of Purchaser, at Purchaser’s sole expense, reasonable access, at reasonable times during normal business hours and upon reasonable advance notice, to the personnel, premises, properties, Material Contracts, books and records, and other documents and financial, operating and other data of the Entertainment Media Business, as Purchaser may reasonably request for purposes of consummating the Contemplated Transactions; provided, that, the Seller shall not be required to take any action beyond commercially reasonable efforts or that would unreasonably disrupt its normal operations. In no event shall the foregoing require Seller to permit (a) any inspection or to disclose any information that, in its reasonable judgment, might risk or result in (i) the waiver of any attorney-client or other privilege, (ii) the disclosure of any protected intellectual property of any third party, (iii) the violation of any of its obligations with respect to confidentiality, any other rights of third parties or any Applicable Law, or (iv) the disclosure of any documents or communications received from or communicated to Persons in connection with the sale process for the Entertainment Media Business, or any analysis relating thereto (it being understood that all such documents and communications referred to in this clause (iv) shall be owned and retained solely by Seller both prior to and following the Closing), or (b) any contact with any customers, vendors, suppliers or any other Person with whom the Seller has entered into any agreement.

7.13           Conduct of Business.  Between the Effective Date and the Closing Date, except (a) as otherwise expressly permitted by this Agreement, (b) as set forth in the Disclosure Schedules, (c) as required by Applicable Law or a Governmental Entity of competent jurisdiction or (d) to the extent that Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Seller agrees that with respect to the Entertainment Media Business:

(a)           the Seller shall:

(i)           carry on its business in the Ordinary Course of Business in all material respects and shall use commercially reasonable efforts to preserve intact its business organization and relationships with customers, suppliers and others having material business relationships with it; provided, that, no action by the Seller with respect to matters specifically addressed by any provision of Section 7.13(b) shall be deemed a breach of this Section 7.13(a) unless such action would also constitute a breach of one or more of the provisions of Section 7.13(a);

(ii)          maintain in all material respects all of the tangible personal property of the Entertainment Media Business in its present condition, except for ordinary wear and tear and damage by unavoidable casualty and sales of inventory in the Ordinary Course of Business;

(iii)         preserve and maintain all of the Intellectual Property used in the Entertainment Media Business substantially in accordance with current business practices;

(iv)         keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried with respect to the Entertainment Media Business;

(v)          perform in all material respects all obligations under leases, agreements, contracts and instruments relating to or affecting the Entertainment Media Business;

(vi)         maintain the books of account and records of the Entertainment Media Business in the usual, regular and ordinary manner consistent with past practice; and

(vii)        comply in all material respects with all Applicable Law to the conduct of the Entertainment Media Business; and

(b)           the Seller shall cause the Company and VE Newco not to:

(i)           amend their Organizational Documents;

(ii)           issue, sell, transfer or dispose of, or redeem, purchase or acquire, any membership interests, or grant any options, warrants or other rights to acquire any membership interests, or grant any stock appreciation, phantom stock, profit participation or similar rights;

(iii)          effect any recapitalization, reclassification, stock split or like change in its capitalization;

(iv)          incur or commit to any capital expenditure materially in excess of the aggregate amount for the applicable period set forth in the capital expenditure budget therefor;

(v)           incur Indebtedness or create any Lien (other than Permitted Liens) on the assets of the Seller;

(vi)          enter into any agreement which would be deemed to be a Material Contract, or waive any material right under, or enter into a material amendment of, or otherwise terminate, any Material Contract;

(vii)         enter into any transaction or agreement with any director or officer of the Seller;

(viii)        enter into any transaction with any Affiliate of the Seller  (other than a director or officer) outside the Ordinary Course of Business;

(ix)           enter into, modify or amend any employment or severance agreement or commitment to employ employees of the Seller;

(x)            make any change in any method of accounting for financial reporting, except for any such change after the Effective Date required by reason of a concurrent change in GAAP; or

(xi)           authorize or enter into any commitment with respect to any of the foregoing.

7.14           Transfer of Necessary Assets; Assignment of Contracts.  After the Closing, Seller shall, upon written request of Purchaser, promptly transfer possession and all right, title and interest to Purchaser of any and all Assets which were not transferred to Media Co at the Closing pursuant to the terms of the Contribution Agreement. Seller shall cooperate with Purchaser and use commercially reasonable efforts to assign to Purchaser on or after the Closing any agreements included in the Assets, which were not previously assigned pursuant to the terms of the Contribution Agreement. To the extent any agreements included in the Assets may not be assigned, Seller shall administer such agreements on the behalf and for the benefit of Purchaser on commercially reasonable terms to be agreed upon between Seller and Purchaser for the duration of such contracts’ terms.

7.15           Escrow Account; PNC Deposit Accounts.

(a)           The Parties acknowledge that notwithstanding the contribution of the Assets of the Entertainment Media Business to Media Co pursuant to the term of the Contribution Agreement, for a period of time following Closing, the cash proceeds of the accounts receivables of the Entertainment Media Business (the "Media Co Receivables") and certain of the accounts receivable of Seller and it's Affiliates (the "Retained Receivables") will be received into Seller's existing deposit account maintained with PNC Bank, National Association (the “PNC Collection Account”).  The Parties further acknowledge that certain vendor numbers have been assigned to Media Co pursuant to the terms of the Contribution Agreement, and for a period of time following Closing, the cash proceeds of Media Co Receivables and the Retained Receivables will be received into Purchaser's or its Affiliates' deposit accounts maintained with Société Générale (the “Purchaser Deposit Accounts”).   Following the establishment of the Escrow Account in accordance with Section 7.15(b) the Parties agree that:

(i)           All proceeds of the Retained Receivables in the PNC Collection Account received from those customers of Seller and its Affiliates who are not customers of the Entertainment Media Business (including, without limitation, customers of Seller and its Affiliates that purchase exclusively fitness related media and accessories, customers of SPRI Products, Inc., GT Direct, Inc., any customers of operating sporting goods stores, yoga studios, spas and hotels, customers purchasing products from Seller or its Affiliates exclusively on a direct import program, and any international customers of Gaiam that purchase exclusively fitness related media and accessories), shall be conclusively deemed to be proceeds of the Retained Receivables and may be retained by Seller and its Affiliates in the PNC Collection Account or transferred by Seller to its operating account or any other account at Seller's sole and absolute discretion.  In addition, to the extent used pursuant to Section 2.05 to make payments pursuant to Sections 2.02(c)(i) or 2.03, the Holdback Receivable shall be retained by Seller and its Affiliates in the PNC Collection Account or transferred by Seller to its operating account or any other account at Seller's sole and absolute discretion.

(ii)           All other proceeds of Media Co Receivables and Retained Receivables in the PNC Collection Account shall be transferred on a daily basis to the deposit account maintained by Société Générale pursuant to the terms of the Escrow Agreement (the "Escrow Account"), and shall be treated and allocated among the Parties in accordance with the terms of the Cash Allocation Agreement.

(iii)           All proceeds of the Retained Receivables in the Purchaser Deposit Accounts shall be transferred on a daily basis to the Escrow Account, and shall be treated and allocated among the Parties in accordance with the terms of the Cash Allocation Agreement.

(b)           Following the Closing, the Parties shall work in good faith with Société Générale to open and establish the Escrow Account, including, without limitation, by providing Société Générale with any "know your customer" documentation required to open the Escrow Account.   Upon the opening of the Escrow Account, the Parties agree to promptly execute and deliver the Escrow Agreement to Société Générale.

(c)           The requirements of Section 7.15(a), together with the Escrow Agreement and Escrow Account shall remain in place until the earlier to occur of (i) the Parties agree in writing to terminate the arrangement, or (ii) the termination of the Cash Allocation Agreement in accordance with its terms.

ARTICLE 8

Indemnification and Related Matters

8.01           Indemnification by Seller.  Subject to the limitations set forth in this Article 8 and elsewhere in this Agreement, Seller shall indemnify Purchaser and from and after the Closing, Media Co and (without duplication) their respective Affiliates, successors and assigns, and each of the foregoing’s respective officers, directors, employees and agents, (collectively, “Purchaser Indemnified Parties”), from and against any and all Damages arising out of, resulting from or incident to:

(a)           the breach of and/or failure of any representation or warranty contained in Article 4 or Article 5 to be true and correct in all material respects as of the Closing Date, it being agreed that for the purposes of this Article 8, the representations and warranties of Seller shall not be deemed qualified by any reference to materiality or Company Material Adverse Effect;

(b)           any material breach by Seller of a covenant contained in this Agreement;

(c)           any Seller Transaction Expenses not paid and discharged prior to the Closing Date; and

(d)           any pre-Closing liability or obligation under the Company Plans.

8.02           Indemnification by Purchaser.  Subject to the limitations set forth in this Article 8 and elsewhere in this Agreement, Purchaser shall indemnify, defend, save and hold harmless Seller and its Affiliates, successors and assigns, and each of the foregoing’s respective officers, directors, employees and agents, (collectively, “Seller Indemnified Parties”), against any Damages arising out of, resulting from or incident to:

(a)           the breach of and/or failure of any representation or warranty contained in Article 6 to be true and correct in all material respects as of the Closing Date;

(b)           any material breach by Purchaser of a covenant in this Agreement.

8.03           Expiration of Representations and Warranties and Covenants.

(a)           Except as set forth in Sections 8.03(b) and 8.03(c), all of the representations and warranties of the Parties set forth in this Agreement terminate and expire, and shall cease to be of any force or effect, at 5:00 p.m. (Mountain Time) on December 31, 2014, and all liability of the Parties with respect to such representations and warranties (including for indemnification for breach of such representations and warranties under this Article 8), shall thereupon be extinguished without further action by the Parties.

(b)           Except as set forth in Section 8.03(c), the representations and warranties (i) set forth in Section 5.14 (Taxes) shall remain in full force and effect and survive until the expiration of the applicable statute of limitations and (ii) set forth in Section 4.01 (Organization), Section 4.02 (Authority; Execution and Delivery; Enforceability), Section 4.03 (Title to Purchased Interests), Section 4.04 (Judgments) Section 5.01 (Organization and Standing), Section 5.02 (Capitalization), Section 5.03 (Authority; Execution and Delivery; Enforceability), Section 5.18 (Brokers) (the “Seller Unlimited Representations”) and Section 6.02 (Authority, Execution and Delivery; Enforceability), Section 6.06 (Non-Reliance of Purchaser) and Section 6.07 (Brokers) (the “Purchaser Unlimited Representations”) shall survive indefinitely.

(c)           Notwithstanding anything in this Section 8.03 to the contrary, if, prior to the relevant survival period set forth in Sections 8.03(a) and 8.03(b) , if any, (the “Claim Expiration Date”), the Purchaser Indemnified Parties or Seller, as applicable, shall have duly delivered in good faith a conforming Claim Notice to Purchaser or Seller, as applicable, then the specific indemnification claim set forth in such Claim Notice (to the extent of the matter specified in the Claim Notice) shall survive the Claim Expiration Date and shall not be extinguished thereby until resolution of the matter specified in the Claim Notice in accordance with this Agreement.

(d)           No covenant or agreement contained herein that is to be performed on or prior to the Closing shall survive the Closing unless otherwise expressly agreed by the Parties.  Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms but only to the extent such covenants are to be performed after the Closing.

8.04           Indemnification Limitations.

(a)           Subject to Section 8.04(b) and without limiting the effect of any of the other limitations set forth in this Agreement:  (1) neither the Seller Indemnified Parties nor the Purchaser or Purchaser Indemnified Parties shall be entitled to any indemnification payment under this Agreement pursuant to Section 8.01(a) or Section 8.02 (a), unless and until the amount of Damages incurred by the Seller or Purchaser or Purchaser Indemnified Parties, as the case may be, resulting from, arising out of, relating to, in the nature of or caused by or as a result of the breach exceeds $750,000 (“Threshold

Amount”), at which time the Purchaser or the other Purchaser Indemnified Parties, or Seller, as the case may be, shall be entitled to recover any amounts in excess of $375,000 and (2) in no event shall a Party’s aggregate liability for a breach by such Party of any representation and warranty except (in the case of Seller) a Seller Unlimited Representation or (in the case of Purchaser) a Purchaser Unlimited Representation under this Agreement exceed $6,750,000 (“Liability Cap”).  Liability for Seller Unlimited Representations, Purchaser Unlimited Representations, breaches of covenants and fraud shall not be subject to the Threshold Amount or limited to the Liability Cap.

(b)           Neither the Purchaser Indemnified Parties nor Seller the Seller Indemnified Parties shall be entitled to recover any Damages relating to any matter arising under one provision of this Agreement to the extent that such Person has already recovered Damages with respect to such matter pursuant to other provisions of this Agreement (including in respect of any matter that is considered in the calculation of the Post-Closing Adjustment Amount).  In addition, to the extent that any liability is not otherwise disclosed herein but is included as a liability in the calculation of the Closing Working Capital, the Purchaser Indemnified Parties shall not be entitled to recover any Damages. Without limiting the generality of the foregoing, the operation of Sections 2.03 and 2.04 is an exclusive remedy in respect of the assets and liabilities and related items taken into account in connection with the determination of the Closing Working Capital, and no Person shall be entitled to any additional recourse in respect thereof, whether arising from a breach of a representation or warranty or otherwise.

(c)           NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE REQUIRED TO INDEMNIFY OR HOLD HARMLESS ANY OTHER PARTY OR OTHERWISE COMPENSATE ANY OTHER PARTY FOR DAMAGE WITH RESPECT TO MENTAL OR EMOTIONAL DISTRESS, EXEMPLARY, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES, LOST PROFITS, DAMAGE TO REPUTATION OR THE LIKE (UNLESS A PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY AS A RESULT OF A THIRD PARTY CLAIM IN WHICH CASE SUCH DAMAGES SHALL BE CONSIDERED ACTUAL DAMAGES).

(d)           Notwithstanding Section 8.04(a), Seller shall be liable to indemnify Purchaser without regard to the Threshold Amount or the Liability Cap and from dollar one for any claim brought at any time in regard to (i) Purchaser’s sale of inventory of the Entertainment Media Business in existence on the Closing Date for claims that Purchaser had insufficient rights to sell such products branded or utilizing the trademark, tradename or other identifying intellectual property of an entity that formerly carried on the business of the Entertainment Media Business or any portion of the Entertainment Media Business, or was a predecessor-in-interest to the Companies or (ii) the GHLB Matter.

8.05           No Liability of Representatives.  No Party shall have recourse whatsoever against (a) any of the Representatives of the other Party, the Companies or any Representatives of any of their respective Affiliates, or (b) any of the assets of any of the Persons identified in subsection (a) in connection with any indemnification claim or any other breach of contract claim in connection with this Agreement.  The Parties agree that any of the Persons identified in subsection (a) of the previous sentence shall be entitled to use this Section 8.05 as an affirmative defense to such Proceeding brought against any of them.

8.06           Indemnification Claims.  If a Purchaser Indemnified Party or Seller (the “Claimant”) wish to assert an indemnification claim in accordance with this Article 8, then the Claimant shall deliver to the other Party a written notice (a “Claim Notice”) setting forth:

(a)           the specific representation, warranty, or covenant alleged to have been breached by such other Party or other indemnifiable matter described in Section 8.01 or Section 8.02, as applicable;

(b)           a detailed description of the facts and circumstances giving rise to the alleged breach of such representation, warranty or covenant or other indemnifiable matter described in Section 8.01 or Section 8.02, as applicable; and

(c)           a detailed description of, and a reasonable estimate, if possible, of the total amount of the Damages actually incurred or expected to be incurred by the Claimant as a result of such alleged breach or other indemnifiable matter described in Section 8.01 and Section 8.02, applicable.

8.07           Defense of Third Party Claims.  If either Purchaser or Seller (the “Indemnitee”) receives notice or otherwise obtains knowledge of any Proceeding commenced or threatened by a third party (each, a “Third Party Claim”) against the Indemnitee that may give rise to an indemnification claim against the other Party hereto (the “Indemnifying Party”), then the Indemnitee shall promptly deliver to the Indemnifying Party a written notice (the “Third Party Claim Notice”) describing the Third Party Claim in reasonable detail.  The Indemnitee shall give the Indemnifying Party the Third Party Claim Notice within twenty (20) days of the receipt by the Indemnitee of such notice; provided, that, the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 8, except to the extent the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnitee within thirty (30) days of the receipt of such Third Party Claim Notice from the Indemnitee; provided, that, if there exists a material conflict of interest (other than one that is of a monetary nature) that would make it inappropriate for the same counsel to represent both the Indemnitee and the Indemnifying Party, then the Indemnitee shall be entitled to retain its own counsel, at the expense of the Indemnifying Party; provided, further, that, the Indemnifying Party shall not be obligated to pay the reasonable fees and expenses of more than one separate counsel for all Indemnified Parties, taken together (except to the extent that local counsel is necessary or advisable for the conduct of such action or proceeding, in which case the Indemnifying Party shall also pay the reasonable fees and expenses of one such local counsel). If the Indemnifying Party shall not assume the defense of any Third Party Claim or litigation resulting therefrom, the Indemnitee may defend against such claim or litigation in such manner as it may deem appropriate and may settle such claim or litigation on such terms as it may deem appropriate; provided, that, in settling any action in respect of which indemnification is payable under this Article 8, it shall act reasonably and in good faith. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnitee shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, all witnesses, pertinent records, materials and information in the Indemnitee’s possession or under the Indemnitee’s control relating thereto as is reasonably required by the Indemnifying Party.  Similarly, in the event the Indemnitee is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnitee in such defense and make available to the Indemnitee, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnitee. The Indemnifying Party shall not, without the written consent of the Indemnitee, (i) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include an unconditional written release by the claimant or plaintiff of the Indemnitee from all liability in respect of such Third Party Claim or (ii) settle or compromise any Third Party Claim if the settlement imposes equitable remedies or material obligations on the Indemnitee other than financial obligations for which such Indemnitee will be indemnified hereunder. No Third Party Claim which is being defended in good faith by the Indemnifying Party in accordance with the terms of this Agreement shall be settled or compromised by the Indemnitee without the written consent of the Indemnifying Party.

8.08           Subrogation.  To the extent that the Indemnifying Party makes or is required to make any indemnification payment to the Indemnitee, the Indemnifying Party shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution, and other rights of recovery) that the Indemnitee or any of the Indemnitee’s officers, employees and Representatives may have against any other Person with respect to any Damages or Proceeding to which such indemnification payment is directly or indirectly related.  The Indemnitee shall take such actions as the Indemnifying Party may reasonably request for the purpose of enabling the Indemnifying Party to perfect or exercise the Indemnifying Party’s right of subrogation hereunder.  The subrogation rights of the Indemnifying Party shall be subject to the subrogation rights of any insurer providing insurance coverage under one of the Indemnitee’s policies and shall be only to the extent that the grant of subrogation rights to the Indemnifying Party is not prohibited by the terms of the applicable insurance policy.

8.09           Exclusive Remedy; Covenant not to Sue.  Except for fraud and intentional misrepresentation, for the remedies set forth in Section 9.11 with respect to covenants, for the remedies set forth in Section 3.07(d) and Section 2.06 and for disputes expressly governed by Section 2.04, or a breach occurring prior to Closing, and Section 4.6 of the Cash Collateral Agreement, the sole and exclusive remedy of the Parties as against any Person with respect to any and all claims of any kind whatsoever arising out of or relating to the subject matter of this Agreement, the Collateral Agreements or the Contemplated Transactions shall be pursuant to the indemnification provisions set forth in this Article 8.  To the fullest extent permitted under Applicable Law, each Party hereby waives and agrees not to assert, and Purchaser agrees to cause each Company to waive and not to assert, in any Proceeding of any kind, any and all rights, claims and causes of action it may now or hereafter have against any Person and any of their respective Affiliates and Representatives (and their respective Affiliates) relating to the subject matter of this Agreement, the Collateral Agreements or the Contemplated Transactions (including any rights, claims or causes of action arising under or based upon common law or other Applicable Law) other than claims for indemnification asserted as permitted by and in accordance with the provisions set forth in this Article 8.

8.10           Characterization of Indemnification Payment.  Any payment made pursuant to or in connection with this Article 8 shall be deemed to be an adjustment to the Purchase Price to the extent permitted by Applicable Law.

8.11           Active Indemnification Disputes.  Notwithstanding anything contained in this Agreement to the contrary, in the event Purchaser is actively contesting a failure of Seller to indemnify a Purchaser Indemnified Party pursuant to this Article 8, then during the pendency of such contesting, Purchaser shall not be deemed to be in breach of the Transition Services Agreement or the Purchaser Payment Obligations.

ARTICLE 9

General Provisions

9.01           Disclosure Schedule.  The Disclosure Schedule is intended to qualify the representations and warranties made by Seller in this Agreement and as such, shall not be deemed to broaden in any way the scope or effect of any such representation or warranty.  Any fact or item which is disclosed in any section or sections of the Disclosure Schedule in such a way as to make its relevance reasonably apparent on its face to any other representation(s) made in the Agreement or to the information called for by any other section(s) of the Disclosure Schedule shall be deemed to be an exception to such representation(s) or to be disclosed on such other section(s), as the case may be, notwithstanding the omission of a reference or cross reference thereto.

9.02           Assignment.  This Agreement shall be binding upon and shall inure to the benefit of each Party and its successors and permitted assigns (if any).  No Party shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement, directly or indirectly, by operation of law or otherwise, without the other Party’ prior written consent.

9.03           Notices.  All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, sent by facsimile transmission, sent by email, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith.  Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of facsimile transmission, on the first Business Day following the date sent if either (i) confirmation (either written or oral) of receipt is received or (ii) such notice is promptly mailed by registered or certified mail (return receipt requested), or sent by a nationally-recognized overnight courier, (c) in the case of email, on the date and at the time sent if either (i) written confirmation of receipt is received or (ii) such notice is mailed within one Business Day by registered or certified mail (return receipt request), or sent by a nationally-recognized overnight courier, (d) in the case of a nationally-recognized overnight courier, on the first Business Day following the date sent, and (e) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted.

If to Seller or Gaiam:

Gaiam Americas, Inc.
833 West South Boulder Rd.
Louisville, Colorado  80027-2452
Facsimile: 303.222.3609
Email:  john.jackson@gaiam.com
Attention: John Jackson, Esq.

with a copy to:

Brownstein Hyatt Farber Schreck, LLP
410 Seventeenth Street, Suite 2200
Denver, Colorado  80202-4432
Facsimile:  303.223.0937
Email:  tromer@bhfs.com and kmacdonald@bhfs.com
Attention:  Thomas B. Romer and Kristin M. Macdonald

If to Purchaser or Cinedigm:

Cinedigm Digital Cinema Corp.
2049 Century Park East, Suite 1900
Los Angeles, California 90067
Facsimile:  212.206.9001
Email:  amizel@cinedigm.com
Attention:  Adam Mizel, Chief Operating Officer and CFO

with a copy to:

Christopher O’Brien, Esq.
Glaser, Weil, Jacobs, Howard Avchen & Shapiro, LLP
10250 Constellation Blvd., 19th Floor
Los Angeles, California 90067
Facsimile:  310.785.3531
Email:  cobrien@glaserweil.com

9.04           Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument.  The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties.  Signatures of the Parties transmitted by facsimile or other electronic means shall be deemed to be original signatures for all purposes.

9.05           Entire Agreement.  This Agreement (including the Confidentiality Agreement, the Collateral Agreements and all Exhibits and Schedules hereto and thereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

9.06           Amendments.  This Agreement may not be amended except pursuant to the written agreement of each of the Parties.

9.07           Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.  Upon such a determination, such court of competent jurisdiction shall modify this Agreement so as to effect the original intent of the Parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.08           Governing Law; Mediation; Arbitration.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provisions.  If a dispute arises out of or relates to this Agreement, or the breach hereof, and if the dispute cannot be expeditiously settled through negotiation, the Parties agree to first try in good faith, for a period of thirty (30) days after written notice of a request for mediation to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to binding arbitration; provided, however, that failure of the mediation to occur or to be completed in the thirty (30) days following a request for mediation shall not preclude either party from then proceeding with arbitration.  Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules before a single arbitrator in New York City, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  The prevailing party in any such arbitration shall be entitled to a payment from the other party of the reasonable attorneys’ fees (excluding any in house attorney fees and expenses) and other reasonable arbitration out of pocket expense of the prevailing party.  The decision arrived at by the arbitrator shall be binding upon all the parties to the arbitration and no appeal shall lie therefrom, except as provided by the Federal Arbitration Act.  This arbitration procedure is intended to be the exclusive method of resolving any claim or dispute arising out of or related to this Agreement, including the applicability of this Section 9.08, other than disputes arising under Section 2.04.  The only exception to this arbitration provision, and the mediation provision included herein, shall be an action by either party seeking preliminary injunctive relief in a court of competent jurisdiction.

9.09           Waiver of Jury Trial.  EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE CONTEMPLATED TRANSACTIONS.  NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.09.  NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 9.09 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

9.10           Attorney’s Fees.  If any Proceeding relating to this Agreement, any Collateral Agreements or any of the Contemplated Transactions or the enforcement thereof is brought against any Party, the prevailing Party, if any, shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled; provided, however, that such amounts shall be subject to the limits set forth in Article 8).

9.11           Specific Performance and Injunctive Relief.  The Parties agree that irreparable damage would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the Parties agree that: (a) in the event of any breach or threatened breach by any Party of any covenant (but not a breach of a representation or warranty) set forth in this Agreement, the other Parties shall be entitled (in addition to any other remedy that may be available to it) to a decree or order of specific performance to enforce the observance and performance of such covenant; and (b) no Party shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

9.12           Guarantees. Gaiam hereby guarantees to Purchaser the due and punctual performance and discharge of all of Seller’s obligations under Article 2 and Article 8including, without limitation, the due and punctual payment of any amount that Seller is or may become obligated to pay pursuant to this Agreement. Cinedigm hereby guarantees to Seller the due and punctual performance and discharge of all of Purchaser’s obligations under Article 2 and Article 8including, without limitation, the due and punctual payment of any amount that Purchaser is or may become obligated to pay pursuant to this Agreement.  Each guarantee under this Section 9.14 is an unconditional guarantee of timely payment and performance and not merely of collection.

9.13           Waiver.

(a)           No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)           No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.14           Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

9.15           Further Assurances.  From and after the Closing, upon the request of a Party, each other Party shall do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the Contemplated Transactions.  In addition, Seller agrees that it shall cooperate with Purchaser’s reasonable requests in connection with assistance with factual matters related to the Entertainment Media Business in connection with Purchaser’s public reporting obligations.

9.16           Exclusivity.  Seller agrees that it will not, and will cause its Affiliates and its Affiliates’ directors, officers, managers, employees, agents, consultants and representatives not to, directly or indirectly, (i) initiate, continue or solicit any discussions with respect to:  (A) the acquisition of any of the voting equity interests in the Companies (or an Affiliate of Seller that holds any assets of the Entertainment Media Business) or any other equity interests therein; (B) the acquisition of all or a material portion of the assets and properties of the Entertainment Media Business or interests therein; or  (C) the merger, consolidation or combination of either Company or its direct or indirect parent companies with respect to the Entertainment Media Business (each of the foregoing, a “Potential Transaction”), (ii) provide information relating to the Entertainment Media Business in connection with a Potential Transaction or (iii) enter into any contract, agreement, arrangement or understanding concerning or relating to a Potential Transaction, in each case with a third party other than Purchaser.  In the event that Seller receives a written proposal or offer with respect to a Potential Transaction, Seller will provide Purchaser with prompt written notice thereof, and such notice shall include the identity of the third party and the terms of the proposal or offer.

9.17           Fees.  Except as otherwise provided in this Section 9.16, or as provided in that certain letter agreement dated September 2, 2013 between the Parties, all fees (including without limitation brokers’ fees) and expenses incurred in connection with this Agreement and the other Contemplated Transactions shall be paid by the Party incurring such fees or expenses.  The fees and expenses of the Accounting Referee, if applicable, shall be paid or reimbursed in accordance with Section 2.04.

9.18           Attorney-Client Privilege.  Each of the Parties agrees that it and the Companies shall take all steps necessary to ensure that any privilege attaching as a result of Brownstein Hyatt Farber Schreck, LLP or other counsel from time to time retained by Seller or the Companies prior to the Closing (collectively but excluding in-house counsel who remain employed by the Companies after the Closing, “Prior Company Counsel”), whether or not in connection with this Agreement or the Contemplated Transactions, shall survive the Closing and shall remain in effect; provided, that, from and after the

Closing such privilege shall be controlled by Seller and not the Companies or Purchaser.  Any communications between Prior Company Counsel and any Company shall be excluded from the Contemplated Transactions.  In addition, each of Purchaser and Seller waives any conflicts that may arise in connection with (i) Prior Company Counsel representing Seller after the Closing and (ii) the communication by Prior Company Counsel to Seller, in any such representation, of any fact known to Prior Company Counsel, including in connection with any negotiation, arbitration, mediation, litigation or other proceeding in any way related to a dispute with either Purchaser or any of the Companies following the Closing, and the disclosure of any such fact in connection with any process undertaken for the resolution of such dispute. Each of Purchaser and Seller acknowledges that it and the Companies have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel.  This Section 9.17 is for the benefit of Seller and Prior Company Counsel, and Prior Company Counsel is an intended third-party beneficiary of this Section 9.17.  This Section 9.17 shall be irrevocable, and no term of this Section 9.17 may be amended, waived or modified, without the prior written consent of Seller and the Prior Company Counsel affected thereby.

9.19           Construction.

(a)           For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neutral genders; the feminine gender shall include the masculine and neutral genders; and the neutral gender shall include the masculine and feminine genders.

(b)           Each Party acknowledges that it has participated in the drafting of this Agreement, and, as a result, the Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “subsections,” “Sections,” “Schedules” and “Exhibits” are intended to refer to subsections and Sections of this Agreement, Schedules of this Agreement and Exhibits to this Agreement.

(e)           The words “this Agreement,” “hereby,” “hereof,” “herein,” “hereunder,” and comparable words refer to all of this Agreement, including the Appendices, Exhibits, Schedules, and Disclosure Schedule to this Agreement, and not to any particular Article, Section, preamble, recital, or other subdivision of this Agreement or Appendix, Exhibit, Schedule, or Disclosure Schedule to this Agreement.

(f)           The headings contained in this Agreement, any Exhibit or Schedule hereto, the Disclosure Schedule and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The Disclosure Schedule and all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit, Schedule or in the Disclosure Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(g)           The word “days” shall be deemed to refer to calendar days.

(h)           References herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or otherwise modified from time to time in accordance its terms.

(i)           References herein to any Applicable Law mean such Applicable Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time.

[Signature page to follow]

[Execution Copy]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

PURCHASER: CINEDIGM ENTERTAINMENT HOLDINGS, LLC
By:	/s/ Christopher McGurk
Name:	Christopher McGurk
Title:	Chief Executive Officer

SELLER: GAIAM AMERICAS, INC.
By:	/s/ John Jackson
Name:	John Jackson
Title:	Vice President and Secretary

Solely for purposes of Article 2, Article 8 and Article 9: GAIAM: Gaiam, Inc.
By:	/s/ John Jackson
Name:	John Jackson
Title:	Vice President and Secretary

CINEDIGM: Cinedigm Corp.
By:	/s/ Christopher McGurk
Name:	Christopher McGurk
Title:	Chief Executive Officer

This exhibit excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request.